PROSPECTUS

                                2,000,000 Shares
                                       x

                                  CORPORATION

                                  Common Stock
                                 --------------

    All of the shares of Common Stock offered hereby are being sold by Mylex Corporation. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "MYLX." On September 20, 1995, the last reported sale price of the Common Stock was $17.83 per share.

                              -------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES OF COMMON STOCK.

                              -------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
    AND  EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR
       HAS   THE  SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE
            SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY   OR
                ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO  THE   CONTRARY  IS   A   CRIMINAL
                                    OFFENSE.

                                                                            UNDERWRITING
                                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                           PUBLIC         COMMISSIONS (1)       COMPANY (2)
Per Share..........................................        $17.50               $.92               $16.58
Total (3)..........................................     $35,000,000          $1,840,000         $33,160,000

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $400,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $40,250,000, $2,116,000 and $38,134,000, respectively. See
     "Underwriting."

                              -------------------

    The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock will be available for delivery in New York, New York, on or about September 26, 1995.

                              -------------------

                            Needham & Company, Inc.

               The date of this Prospectus is September 20, 1995

THE MYLEX DAC 960PD
PCI-BASED RAID CONTROLLER

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

    The Mylex logo is a registered trademark of the Company. All other trademarks or brand names appearing in this Prospectus are the property of their respective holders.

                        [LOGO]

    RAID is available in several levels that differ in the ways they break down data for storage and achieve fault tolerance. RAID Level 0, for example, distributes data in stripes across the disk drives in an array but does not calculate the parity values necessary for fault tolerance. Level 1 achieves fault tolerance by creating mirror images of all data and storing each image on a different disk than the disk used to store the original. Because Level 1 creates exact duplicates of all stored data, it uses one-half of available storage capacity to achieve fault tolerance. Level 5 distributes data in stripes, calculates parity values for all stripes and distributes the parity values evenly across all disks in the array. Because level 5 uses the equivalent of just one drive in the disk array to store parity values, it increases usable system storage capacities over levels achieved by RAID Level 1. Level 3 dedicates one of the disks in the array to the storage of parity values and employs the rest of the disks to read and write information in parallel. Because Level 3 uses all drives in each read and write operation, it can accommodate only one transaction at a time. By allowing parallel data transfer, however, Level 3 is the best choice for applications requiring access to large amounts of information stored sequentially, such as multimedia or video-on-demand.

                                     [LOGO]

  TYPICAL COMMAND FLOW

1.   The   host   issues   a
     command to the
     controller  to read (or
     write)  data  from  (or
     to)  a  logical  drive.
     For  a  read   command,
     step 2 is skipped.

2.   The i960 processor sets
     up  the  host interface
     device to transfer data
     to  the   cache.   Upon
     completion,   the  host
     interface device
     notifies the i960.

3.   For a read command, the
     i960 processor
     determines   that   the
     data resides on
     multiple    disks   and
     instructs the SCSI  I/O
     processors (or "SIOPs")
     to  retrieve  data from
     the disk drives to  the
     cache.  For  a  RAID  5
     write command, the i960
     processor determines
     that some  data may  be
     required  from the SCSI
     disks for parity
     computation and
     instructs the SIOPs  to
     retrieve this data.

4.   The  SIOPS  transfer  data  from the
     disks to  the cache  and notify  the
     i960  on  completion.  For  a  write
     command,  the  i960  then   computes
     parity.  For a read command, steps 5
     and 6 are skipped.

5. The i960 instructs the SIOPs to transfer data and parity to the disk drives.

6. The SIOPs transfer data from the cache to the disks and notify the i960 upon completion. The i960, in turn, notifies the host. This completes the execution of a write command and step 7 is not needed.

7. The i960 sets up the host interface device to transfer data from the cache to system memory. Upon completion, the host interface device notifies the i960, which, in turn, notifies the host.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN
CONJUNCTION   WITH,  THE  MORE  DETAILED   INFORMATION  APPEARING  ELSEWHERE  OR
INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                  THE COMPANY

    Mylex designs, manufactures and markets RAID controllers that provide high performance, capacity enhancing fault tolerant storage and input/output solutions for client/server computer networks. Mylex controllers integrate the Company's proprietary ASICs, firmware and software with standard industry components. More than twenty leading network file server and storage subsystem OEMs, including IBM, Hewlett-Packard Company, Digital Equipment Corporation, and NEC, have designed Mylex RAID controllers into their server and storage subsystem products.

    During the late 1980s and early 1990s, the Company's principal business involved the production and sale of system boards (so-called "mother boards") for personal computers. In the early 1990s, Mylex responded to changes in the computer industry by undertaking a series of product development initiatives designed to reposition the Company to address the storage and input/output, or "I/O," challenges facing the emerging client/server computing environment. In 1992, the Company introduced its first RAID controller product into the personal computer network market. Sales of RAID controller products have grown rapidly since 1992, and represented over 90% of the Company's net sales during the first half of 1995. The higher gross margins from this new product line are reflected in the increase in the Company's overall gross margins from 13.6% in 1992 to 19.4% in 1993 to 35.5% in 1994 to 37.4% in the first half of 1995.

    The trend toward client/server computing that began in the mid-1980s has placed particular demands on network storage systems and related I/O functions. The development of faster microprocessors and more robust computer bus architectures in network systems has often outstripped the capabilities of data storage and I/O technologies, leading to systems "bottlenecks." To alleviate or avoid such bottlenecks, networks require continual improvements in stored data retrieval speed. In addition, the development of more complex applications and operating systems has created the need for increased network storage capacity. Meanwhile, the mission critical, enterprise-wide nature of networked computing often requires a high level of "fault tolerance," or the ability to preserve data from loss and to provide uninterrupted system service even if an individual data storage device fails. The emergence of data-intensive applications such as multimedia and video-on-demand are further driving the demands for speed, capacity and reliability in network storage devices.

    Mylex RAID controllers enable increased speed, greater capacity, and a high degree of fault tolerance in network storage and I/O functions. RAID, which stands for redundant array of independent disks, is a method for distributing data across several disk drives and allowing the server microprocessor to access those drives simultaneously, thus increasing system storage I/O performance. In addition, lost data on any drive can be recreated using special RAID algorithms, thus ensuring the immediate availability of RAID protected data even in the event of a disk drive failure. Mylex controllers support all major operating systems and bus types, and the Company endeavors to rapidly develop products for new bus, operating system, and platform standards as they are defined. RAID controller products based on the recently introduced PCI bus standard represented a majority of its disk array product sales in the second quarter of 1995. The Company believes that its proprietary software and firmware are a key competitive advantage in the RAID controller market.

    The Company's goal is to maintain its position as the leading supplier of RAID controllers and to become a leader and standard setter in the broader market for intelligent I/O solutions in the networked personal computer marketplace. In pursuit of this goal, the Company has worked in cooperation with Intel to develop an implementation of RAID for the system board which would offer an extremely cost-effective RAID solution for users of personal computer networks. The Company believes that this product, which is scheduled to be introduced along with the Intel P6 processor in 1996, will substantially broaden the potential market for its RAID solutions.

                                  THE OFFERING

Common Stock offered by the Company..........  2,000,000 shares
Common Stock to be outstanding after
the offering.................................  16,825,617 shares (1)
Use of proceeds..............................  General corporate purposes, including working capital, and repayment of borrowings
Nasdaq National Market symbol................  MYLX

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       SIX MONTHS
                                                                                                         ENDED
                                                          YEAR ENDED DECEMBER 31,                       JUNE 30,
                                           -----------------------------------------------------  --------------------
                                             1990       1991       1992       1993       1994       1994       1995
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:
  Net Sales..............................  $  47,867  $  54,268  $  48,769  $  45,234  $  62,513  $  27,775  $  39,216
  Gross Margin...........................     12,450      6,634      6,657      8,778     22,191      8,992     14,679
  Operating Income (Loss)................      5,703     (2,892)    (4,008)    (4,024)    10,624      3,633      7,436
  Income (Loss) Before Income Tax........      5,692     (3,297)    (4,461)    (4,490)    10,061      3,363      7,319
  Net Income (Loss)......................      3,384     (2,205)    (3,000)    (4,444)     7,509      2,522      4,757
  Net Income (Loss) Per Share............  $    0.28  $   (0.19) $   (0.25) $   (0.35) $    0.51  $    0.18  $    0.30
  Weighted Average Common and Equivalent
   Shares................................     12,299     11,337     12,103     12,740     15,247     14,591     15,783

                                                                                               JUNE 30, 1995
                                                                       DECEMBER 31, 1994  ------------------------
                                                                       -----------------                  AS
                                                                            ACTUAL         ACTUAL    ADJUSTED (2)
                                                                       -----------------  ---------  -------------
CONSOLIDATED BALANCE SHEET DATA:
  Working Capital....................................................      $  16,562      $  22,352    $  55,112
  Total Assets.......................................................         27,358         38,949    $  69,209
  Shareholders' Equity...............................................         17,760         23,620    $  56,380

--------------------------
(1) Based on shares outstanding as of June 30, 1995. Does not include 2,407,000 shares of Common Stock reserved for issuance, as of June 30, 1995, under the Company's stock option plans. On June 30, 1995, 563,000 shares of Common Stock were issuable upon the exercise of outstanding options under those plans.

(2) Adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby, at an offering price of $17.50 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

    UNLESS  OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT
THE  UNDERWRITERS   WILL  NOT   EXERCISE   THEIR  OVER-ALLOTMENT   OPTION.   SEE
"UNDERWRITING."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING MYLEX CORPORATION (TOGETHER WITH ITS SUBSIDIARIES, THE "COMPANY" OR "MYLEX") AND ITS BUSINESS BEFORE PURCHASING THE SHARES OFFERED IN THIS PROSPECTUS.

DEPENDENCE ON RAID CONTROLLER PRODUCTS

    Sales of the Company's RAID ("redundant array of independent disks") controller products accounted for 81% of the Company's net sales in 1994 and 91% of net sales in the first six months of 1995. RAID controller products are used principally in personal computer network applications. The use of RAID technology in the personal computer network market is relatively recent, and there can be no assurance that another technology will not replace RAID in the disk array controller marketplace or that there will be widespread acceptance or continuing growth of the use of RAID products in general, or the Company's RAID controllers in particular, in that market. Furthermore, even if the market continues to grow, there can be no assurance that the Company will be able to continue to market and sell its RAID controller products at the same rates, and with the same gross margins, it has experienced to date. In addition, in order to be able to compete successfully in the RAID controller market, the Company will have to develop and market new RAID controller products. There can be no assurance that the Company will be able to develop and introduce new RAID controller products in a timely manner or that any such products will gain or sustain market acceptance.

CUSTOMER CONCENTRATION

    The Company's revenue depends on a customer base that is highly concentrated. The Company's three largest customers, International Business Machines ("IBM"), Digital Equipment Corporation ("DEC"), and Hewlett-Packard Company ("HP"), collectively accounted for 53% of the Company's net sales in 1994. In the first six months of 1995, sales to IBM, DEC and HP collectively accounted for 56% of the Company's net sales. Sales to IBM alone represented 31% of the Company's net sales during the first six months of 1995. A limited number of customers and customer orders have accounted for, and are likely to continue to account for, a substantial portion of the Company's revenue in any period. The Company has no long-term purchase commitments from its customers, and customers generally may cancel their orders on 30-days notice. Accordingly, there can be no assurance that orders from existing customers, including the Company's principal customers, will continue at their historical levels, or that the Company will be able to obtain orders from new customers. Loss of one or more of the Company's current customers, particularly a principal customer, or cancellation or rescheduling of orders already placed, could materially and adversely affect the Company's business and operating results.

    The Company's OEM customers have integrated the Company's RAID controller products into their servers and storage subsystems. Any of these OEM customers may choose to develop their own RAID controller products which could be substituted for, and thus reduce or eliminate their purchases of, the Company's RAID controller products. Most of the Company's OEM customers, and particularly its principal customers, have extensive product development experience and expertise, substantial financial resources and ongoing, substantial product development activities. As a result, it is likely that those customers have been and will be involved in RAID development programs on a continuing basis. Any material reduction in purchases of a RAID controller product by any OEM customers as a result of such customer developing its own competing product will materially and adversely affect the Company's business and operating results.

COMPETITION

    The markets for the Company's RAID controller products have been competitive and are likely to become more competitive. Furthermore, there are numerous companies with established reputations in the controller and personal computer related markets, many of which have greater financial, manufacturing, and marketing resources than those of the Company.

    Some OEMs (such as Compaq and Dell) have developed their own RAID controllers. As noted, the customers historically accounting for the most significant volumes of the Company's sales are major OEMs, any of which could develop their own controllers at any time, rather than purchase such products from the Company.

    The Company's ability to compete successfully in either the RAID controller market or the personal computer network market depends upon its ability to continue to develop reliable products that obtain market acceptance and can be sold at competitive prices while maintaining adequate gross margin levels. There can be no assurance that the Company will be able to compete successfully in the future in the market for such products or that other companies may not develop products with greater performance or more favorable prices and thus reduce the demand for the Company's products. Furthermore, as more companies enter the RAID controller market, the Company expects to encounter price competition for such products which could materially and adversely affect its gross margin.

NEW PRODUCTS AND TECHNOLOGICAL CHANGES

    The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and relatively short product life cycles. The Company's ability to compete successfully will depend on its ability, on a timely and cost-effective basis, to enhance its existing products and to introduce new products, such as its new PCI and SCSI to SCSI disk array product families, with features that meet changing customer requirements and with competitive prices. There can be no assurance that the Company will be successful in doing so. Delays in product enhancement and development or the failure of the Company's new products or enhancements to gain market acceptance could have an adverse effect on the Company's business and operating results.

    Despite testing, new products may be affected by quality, reliability or interoperability problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders and a decline in the Company's competitive position. In addition, there can be no assurance that new products or technologies developed by others, or the emergence of new industry standards, will not render the Company's products or technologies noncompetitive or obsolete. For example, efforts by the Company's OEM customers and other manufacturers to integrate additional functions into system boards, to use chip sets that incorporate additional functionality, or to design their own controllers and other devices rather than purchase the Company's products could have a material adverse effect on the Company's business and operating results.

    All of the Company's RAID controller products are based on the Intel i960 processor. If another company develops a processor for RAID applications which renders the i960 processor noncompetitive, whether as a result of cost, specifications or other advantages of the new processor, or if Intel ceases to produce the i960 processor or support the Company's efforts to develop products based on the i960 processor, the Company will be forced to develop new products based on another processor. Such development efforts will be costly, and there can be no assurance that the Company will be able to timely complete such development efforts or that such products, if developed, will have the same degree of market acceptance or the same gross margin as the Company's present RAID products.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

    The Company's quarterly operating results could vary significantly depending on a number of factors, such as the timing of receipt and shipment of significant orders, changes in the mix of the Company's sales to OEM customers, distributors, value added resellers and other channels of distribution, the cost and timing of new product releases and product enhancements by the Company and its competitors, variations in the Company's product mix, market acceptance of new or enhanced versions of the Company's products, changes in pricing and promotion policies by the Company and its competitors and general economic conditions. Quarterly sales depend on the volume and timing of orders received during a quarter, which are difficult to forecast. At the same time, the Company's expenses are based, in part, on its expectations as to customer demand for its products. Mylex customers generally have the right to cancel orders on 30-day notice, and the cancellation of orders already placed could have an adverse effect on the Company's operating results in any quarter. In addition, due to the timing of customer orders, the Company often ships products representing in excess of a majority of its revenues for a quarter during the last month of that quarter. This factor increases the risk of an unanticipated fluctuation in quarterly net sales because, in the last month of the quarter, the Company has limited opportunities to take corrective action in the event a customer cancels, reschedules or otherwise delays a shipment or it appears that the Company may be incapable of timely manufacturing all orders scheduled for shipment in that month. Operating results falling below expectations in any quarter could have an adverse effect on the market price of the Company's Common Stock.

SUPPLIER AND COMPONENT DEPENDENCE

    The Company depends heavily on its suppliers to provide materials on a timely basis, at reasonable prices. Although many of the components for the Company's products are available from numerous sources at competitive prices, some of the most critically needed components, such as the i960 processor, ASICs, and SCSI chips, are presently available to the Company from only one source. Furthermore, because of high industry demand for many of those components, their manufacturers may, from time to time, not be able to make delivery on orders on a timely basis. In addition, manufacturers of components on which the Company relies may choose, for numerous reasons, not to continue to make those components, or the next generation of those components, available to Mylex.

    The Company and its competitors are currently experiencing a worldwide shortage of DRAM SIMM memory modules and surface mount capacitors due to the significant demand for such components. The Company is attempting to develop different designs for its products which would allow it to avoid or reduce its dependence on components for which there is a shortage. However, no assurance can be given that the results of such design efforts will be timely or effective.

    The Company has no long-term supply contracts. There can be no assurance that the Company will be able to obtain, on a timely basis, all the components it requires. If the Company cannot obtain essential components as required, the Company could be unable to meet demand for its products, thereby adversely affecting its operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margin.

SUSTAINING AND MANAGING GROWTH

    The Company is currently undergoing a period of rapid growth and there can be no assurance that such growth can be sustained or managed successfully. This expansion has resulted in a higher fixed cost structure which will require increased revenue in order to maintain historical gross margin and operating margins. There can be no assurance that the Company will obtain the increased orders necessary to generate increased revenue sufficient to cover this higher cost structure. Failure by the Company to manage growth successfully or have the systems and capacities necessary to sustain its growth could materially and adversely affect the Company's business and operating results.

INTERNATIONAL SALES AND OPERATIONS

    Sales to customers outside the United States accounted for approximately 16% of the Company's revenue in 1994 and 28% of its revenue in the first six months of 1995, and the Company expects that international sales will continue to represent a significant portion of the Company's revenue. International sales pose certain risks not faced by companies that limit themselves to domestic sales. Fluctuations in the value of foreign currencies relative to the U.S.
dollar, for example, could make the Company's products less price competitive and, if the Company in the future denominates any of its sales in foreign currencies, result in losses from foreign currency transactions. International sales also could be adversely affected by factors beyond the Company's control, including the imposition of government controls, export license requirements, restrictions on technology exports, changes in tariffs and taxes and general economic and political conditions. In some countries, the law does not protect the Company's intellectual property rights to the same extent as the laws in the United States.

DEPENDENCE ON KEY PERSONNEL
    The Company's success depends to a significant degree upon the continued contributions of key personnel, many of whom would be difficult to replace and are not subject to employment or noncompetition agreements. If any of these employees were to leave the Company, the Company's business could be adversely affected. The Company believes its future success will also depend, in large part, upon its ability to attract and retain highly skilled engineering, managerial, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

PROPRIETARY TECHNOLOGY CLAIMS
    The Company does not presently hold any patents applicable to its RAID controller products and relies on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements to protect its intellectual property rights. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from developing products with features similar to the Company's products. Furthermore, there can be no assurance that, in the future, third-parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third-party claims could involve substantial expense, thus materially and adversely affecting the Company's results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial damages or royalties, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have an adverse effect on its business and results of operations. See "Business -- Intellectual Property" and "Business -- Litigation."

LITIGATION
    The Company is party to an arbitration proceeding initiated by American Megatrends, Inc. ("AMI") in 1992. In the arbitration, AMI has alleged breach of contract and other claims relating to an agreement under which AMI licensed rights to the Company to use a basic input/output system for a 386 system board that the Company ceased using in its products prior to the initiation of the proceedings. AMI is seeking damages in an unspecified amount. The Company has asserted certain defenses and counterclaims and intends to continue to defend this action vigorously. It should be noted, however, that legal proceedings can be unpredictable, no assurance can be given that the Company will prevail, and an unfavorable outcome could have an adverse effect on the Company's business and results of operations.

    The former Chief Executive Officer of the Company, Dr. M.A. Chowdry, filed a complaint against the Company and its outside directors in October 1994, claiming breach of an employment agreement with the Company. The complaint alleges compensatory and consequential damages of over $6 million (which would vary based on the price of the Company's Common Stock) and unspecified punitive damages. The Company believes it has meritorious defenses and intends to vigorously defend this lawsuit. Nonetheless, given the unpredictable nature of legal proceedings, no assurance can be given that the Company will prevail.

    Although there can be no assurance given with respect to the results of legal proceedings, based on information currently available to the Company, it believes that it does not have potential liability with respect to these proceedings that would have a material adverse effect on the Company. However, the Company's costs of defending these proceedings have been substantial, will fluctuate from quarter to quarter and are likely to increase. See "Business -- Litigation."

POSSIBLE VOLATILITY OF STOCK PRICE
    The market price of the Company's Common Stock could be subject to wide fluctuations in response to such factors as, among others, variations in the Company's expected or actual results of operations, competitors' announcements concerning products and operating results, and market conditions, which may be unrelated to the Company's operating performance.

                                USE OF PROCEEDS

    The net proceeds to Mylex from the sale of 2,000,000 shares of Common Stock offered by the Company are estimated to be approximately $32,760,000 ($37,734,000 if the Underwriters exercise their over-allotment option in full), based on the offering price of $17.50 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company.

    Mylex intends to use the proceeds of this offering for general corporate purposes, including working capital. Approximately $2,500,000 will be used to pay down borrowings under the Company's bank line of credit. Advances under the line bear interest at a floating rate equal to the bank's prime rate and the line matures on May 15, 1996. The Company presently has no other specific plans for any significant portion of the proceeds.

    The Company may use a portion of the proceeds to acquire technologies, products or businesses that complement the Company's current business, as such opportunities may arise. Although the Company does consider such acquisitions, from time to time, as a part of its normal business operations and planning, it has no present commitments or agreements with respect to any such acquisitions. Pending their use, the proceeds will be invested in short-term, United States Government or investment grade interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") under the symbol "MYLX." The following table sets forth the range of high and low sales prices of the Company's Common Stock for the periods indicated, as reported by the Nasdaq National Market.

                                                          HIGH      LOW
                                                         -------  -------
FISCAL 1993
  First Quarter.........................................  $6 1/4   $4 1/8
  Second Quarter........................................   5 1/2    3 1/2
  Third Quarter.........................................   5 5/8    3 1/2
  Fourth Quarter........................................   7 3/4    4 3/4
FISCAL 1994
  First Quarter.........................................   7 3/8    4 7/8
  Second Quarter........................................   5 3/4    3 5/8
  Third Quarter.........................................   9 5/8    4 3/8
  Fourth Quarter........................................  11 3/4    7 3/4
FISCAL 1995
  First Quarter.........................................  12 1/16   8 3/8
  Second Quarter........................................  13 3/8   10
  Third Quarter (through September 20, 1995)............  18 1/2   13 1/2

    On September 20, 1995, the last reported sale price for the Common Stock on the Nasdaq National Market was $17.83 per share. As of June 30, 1995, there were approximately 650 holders of record of the Common Stock.

                                DIVIDEND POLICY

    To date, Mylex has not declared or paid cash dividends on its Common Stock. The Company presently intends to retain all earnings for use in the operation and development of its business and, therefore, does not expect to declare or pay any cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth (i) the actual capitalization of the Company at June 30, 1995, and (ii) as adjusted to reflect the Company's sale of 2,000,000 shares of Common Stock pursuant to this offering and the Company's receipt of the estimated net proceeds from this offering (based on the offering price of $17.50 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company):

                                                                           JUNE 30, 1995
                                                                       ----------------------
                                                                        ACTUAL    AS ADJUSTED
                                                                       ---------  -----------
                                                                           (IN THOUSANDS)

Line of credit payable to bank.......................................  $   2,500   $  --

Current portion of long-term capital lease obligations...............        359         359
                                                                       ---------  -----------
Long-term capital lease obligations..................................        343         343
                                                                       ---------  -----------
Shareholders' equity
  Common Stock, $.01 par value (25,000,000 shares authorized;
   14,825,617 shares outstanding, 16,825,617 shares, as adjusted)
   (1)...............................................................        148         168
  Additional paid-in capital.........................................     14,627      47,367
  Retained earnings..................................................      8,845       8,845
                                                                       ---------  -----------
    Total shareholders' equity.......................................  $  23,620  $   56,380
                                                                       ---------  -----------
                                                                       ---------  -----------
Total liabilities and shareholders' equity...........................  $  38,949  $   69,209
                                                                       ---------  -----------
                                                                       ---------  -----------

------------------------

(1) Does not include 2,407,000 shares of Common Stock reserved for issuance under the Company's stock option plans as of June 30, 1995. On that date, 563,000 shares of Common Stock were issuable upon exercise of outstanding options.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical financial data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus. The selected historical financial data set forth for each of the five fiscal years ended December 31, 1994, are derived from the consolidated financial statements of the Company included elsewhere in this Prospectus. The selected historical financial data for and as of the six-month periods ended June 30, 1994 and 1995, are unaudited, but in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations as of and for such periods. The results of operations for the six months ended June 30, 1995, may not be indicative of the results that may be expected for the year ending December 31, 1995.

                                                                                                 SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                       JUNE 30,
                                        -----------------------------------------------------  --------------------
                                          1990       1991       1992       1993       1994       1994       1995
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:
Net Sales.............................  $  47,867  $  54,268  $  48,769  $  45,234  $  62,513  $  27,775  $  39,216
Cost of Sales.........................     35,417     47,634     42,112     36,456     40,322     18,783     24,537
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross Margin........................     12,450      6,634      6,657      8,778     22,191      8,992     14,679
Operating Expenses:
  Sales and Marketing.................      2,424      2,792      3,370      2,962      3,592      1,618      2,582
  Research and Development............      1,325      2,655      2,824      2,474      3,332      1,566      2,078
  General and Administrative..........      2,527      2,938      2,515      2,690      4,643      2,175      2,583
  Provision for Uncollectible Accounts
   Receivable(1)......................        471      1,141      1,956      4,676     --         --         --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total Operating Expense...........      6,747      9,526     10,665     12,802     11,567      5,359      7,243
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Operating Income (Loss)...........      5,703     (2,892)    (4,008)    (4,024)    10,624      3,633      7,436
Other Income (Expense), Net...........        (11)      (405)      (453)      (466)      (563)      (270)      (117)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (Loss) Before Income Tax.......      5,692     (3,297)    (4,461)    (4,490)    10,061      3,363      7,319
Provision for Income Tax..............      2,308     (1,092)    (1,461)       (46)     2,552        841      2,562
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income (Loss).....................  $   3,384  $  (2,205) $  (3,000) $  (4,444) $   7,509  $   2,522  $   4,757
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income (Loss) Per Share...........  $    0.28  $   (0.19) $   (0.25) $   (0.35) $    0.51  $    0.18  $    0.30
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted Average Common and Equivalent
 Shares...............................     12,299     11,337     12,103     12,740     15,247     14,591     15,783

CONSOLIDATED BALANCE SHEET DATA:
  Working Capital.....................  $  11,107  $   8,405  $   6,286  $   3,461  $  16,562  $   7,198  $  22,352
  Total Assets........................     25,929     22,433     23,694     14,640     27,358     21,315     38,949
  Shareholders' Equity................     11,420     10,060      7,963      4,664     17,760      8,489     23,620

--------------------------
(1) Virtually all of the provision for 1993 and 1992 related to accounts receivables from Northgate Computer Systems, Inc. and Tandon Computer, respectively. See "Certain Relationships and Related Transactions" for a description of certain matters related to Northgate.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Mylex was incorporated in 1983. Until late 1993, the Company's principal business was the development and sale of system boards (so-called "mother boards") for personal computers. Virtually all of its sales of such products were to OEMs and wholesale distributors in the personal computer market. In 1993, the Company began withdrawing from the system board business, due in part to the intense price competition it experienced for those products and the resulting pressures on gross margin. In 1992, the Company completed the development of its first disk array controller product, which used RAID technology, and introduced that product into the personal computer network market. By 1994, the Company's RAID controller products had become its principal products and its sales of system board products had become relatively insignificant.

    The Company's RAID controller customers are OEMs, system integrators, value added resellers and computer distributors and dealers. The Company's revenue from its RAID controller products represented 44%, 81% and 91% of its net sales for 1993, 1994 and the first six months of 1995, respectively. Aggregate revenue derived from sales of its products to its three principal OEMs, IBM, DEC and HP, represented 28%, 53% and 56% of its net sales for 1993, 1994 and the first six months of 1995, respectively, with revenue from IBM representing 31% of net sales for the first six months of 1995. Revenue from foreign sales, including foreign sales to United States OEMs, represented 21%, 16% and 28% of its net sales for 1993, 1994 and the first six months of 1995, respectively. A limited number of customers are likely to continue to account for a substantial portion of the Company's revenue in any period, and the loss of a principal customer could materially and adversely affect the Company's business and operating results.

    Due principally to the timing of customer orders, the Company often ships products representing in excess of a majority of its revenue for a quarter during the last month of that quarter. As a result, the risk of an unanticipated fluctuation in quarterly net sales is increased because, by the last month of the quarter, the Company has limited opportunities to take corrective action in the event a customer cancels, reschedules or otherwise delays a shipment or it appears that the Company is incapable of timely manufacturing all orders scheduled for shipment in that month.

RESULTS OF OPERATIONS

    The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated.

                                                                       SIX MONTHS
                                                                         ENDED
                                          YEAR ENDED DECEMBER 31,       JUNE 30,
                                          -----------------------    --------------
                                          1992     1993     1994     1994     1995
                                          -----    -----    -----    -----    -----
Net Sales...............................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of Sales...........................   86.4     80.6     64.5     67.6     62.6
                                          -----    -----    -----    -----    -----
  Gross Margin..........................   13.6     19.4     35.5     32.4     37.4
Operating Expenses:
  Sales and Marketing...................    6.9      6.5      5.8      5.8      6.6
  Research and Development..............    5.8      5.5      5.3      5.7      5.3
  General and Administrative............    5.2      6.0      7.4      7.8      6.6
  Provision For Uncollectible Account
   Receivable...........................    4.0     10.3     --       --       --
                                          -----    -----    -----    -----    -----
    Total Operating Expense.............   21.9     28.3     18.5     19.3     18.5
                                          -----    -----    -----    -----    -----
    Operating Income (Loss).............   (8.3)    (8.9)    17.0     13.1     18.9
Other Income (Expense), Net.............   (0.9)    (1.0)    (0.9)    (1.0)    (0.3)
                                          -----    -----    -----    -----    -----
Income (Loss) Before Income Tax.........   (9.2)    (9.9)    16.1     12.1     18.6
Provision for Income Tax................   (3.0)    (0.1)     4.1      3.0      6.5
                                          -----    -----    -----    -----    -----
Net Income (Loss).......................   (6.2)%   (9.8)%   12.0%     9.1%    12.1%
                                          -----    -----    -----    -----    -----
                                          -----    -----    -----    -----    -----

SIX MONTHS ENDED JUNE 30, 1994 AND JUNE 30, 1995

    NET SALES. Net sales for the six months ended June 30, 1995, increased 41% to $39.2 million, compared to $27.8 million during the corresponding period of 1994. Sales increased primarily due to a 63% increase in shipments of the Company's RAID controller products, particularly its PCI products, which more than offset the decline in sales of the Company's system boards and other peripheral products during the period.

    GROSS MARGIN. Gross margin for the six months ended June 30, 1995, was $14.7 million, or 37.4% of net sales, compared to $9.0 million, or 32.4% of net sales, for the six months ended June 30, 1994. The increase in gross margins was attributable to increased sales of the Company's higher margin RAID controller products during the six months ended June 30, 1995, which more than offset the declining margins of the Company's system boards during that period.

    SALES AND MARKETING. Sales and marketing expenses for the six months ended June 30, 1995, totaled $2.6 million, or 6.6% of net sales, compared to $1.6 million, or 5.8% of net sales, for the six months ended June 30, 1994. Increases in sales and marketing expenditures resulted from increased staffing levels and commission expenses, as well as increased advertising, promotional and travel expenses.

    RESEARCH AND DEVELOPMENT. Research and development expenses for the six months ended June 30, 1995, totaled $2.1 million, or 5.3% of net sales, compared to $1.6 million, or 5.7% of net sales, for the six months ended June 30, 1994. Research and development expenses increased during the six months ending June 30, 1995, due to higher salaries and increased staff levels.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for the six months ended June 30, 1995, totaled $2.6 million, or 6.6% of net sales, compared to $2.2 million, or 7.8% of net sales, for the six months ended June 30, 1994. General and administrative expenses increased due to higher compensation and benefit expenses as a result of increased staffing levels and bonus expenses. Legal expenses also increased over those incurred during the same period in 1994.

    INCOME TAXES. The Company's effective tax rate during the six months ended June 30, 1995, was 35%, as compared to 25% in the corresponding period of the prior year. The tax rate for the first six months of 1995 reflects the impact of the reduction of previously available tax benefits.

FISCAL 1993 AND 1994

    NET SALES. Net sales increased by 38% to $62.5 million in 1994 from $45.2 million in 1993. Sales of the Company's RAID controller products increased by 151% in 1994 over 1993 levels, reflecting the Company's design wins with its OEM customers in late 1993 and 1994. The net sales growth in 1994 was attributable to overall market growth and strong demand for the Company's RAID controller products. Sales from RAID controller products represented 81% of total sales in 1994 compared to 44% in 1993.

    GROSS MARGIN. The Company's gross margin was $22.2 million, or 35.5% of net sales, in 1994, compared to $8.8 million, or 19.4% of sales, in 1993. The increase was due to higher margin RAID controller products representing an increased percentage of the product mix. Gross margin also increased because of the replacement of several costly components on the controller boards with less costly ASIC chips designed by the Company.

    SALES AND MARKETING. Sales and marketing expenses were $3.6 million, or 5.8% of net sales, in 1994, compared to $3.0 million, or 6.5% of net sales, in 1993. The increase in sales and marketing expenses was primarily due to the addition of employees to manage the increased volume and to higher commission, advertising and travel related expenses.

    RESEARCH AND DEVELOPMENT. Expenditures for research and development were $3.3 million, or 5.3% of net sales, in 1994, compared to $2.5 million, or 5.5% of net sales, in 1993. Although research and development expenses increased by 35% from 1993 to 1994, these expenses, as a percentage of net sales, decreased slightly between the periods due to the significant growth of net sales in 1994. The growth in research and development expenses was primarily due to increased technology development efforts related to intelligent input/output management projects.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $4.6 million, or 7.4% of net sales, in 1994, compared to $2.7 million, or 6.0% of net sales, in 1993. The increase in general and administrative expenses during 1994 was due to the addition of personnel to support the growth in the Company's business and significantly increased legal expenses over those incurred in 1993.

    PROVISION FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE. The provision for uncollectible accounts receivable decreased by $4.7 million in 1994. The Company did not incur any bad debt expense during the year as accounts written off during 1994 had been fully reserved as of December 31, 1993. The Company wrote off $4.8 million of uncollectible accounts receivable during 1994, $4.6 million of which was related to products shipped to Northgate Computer Systems, Inc ("Northgate"). The receivable from Northgate was fully reserved during 1993 due to the deterioration of Northgate's financial condition. The receivable from Northgate was written off during 1994 as a result of Northgate's filing for bankruptcy, after an analysis of the assets remaining to satisfy the claims of Northgate's secured and unsecured creditors.

    INCOME TAXES. The Company's combined federal and state effective income tax provision rate of 25% is less than the federal statutory rate of 34% primarily due to a change in the beginning of the year valuation allowance for which no benefit had been recognized.

FISCAL 1992 AND 1993

    NET SALES. The Company's net sales for 1993 decreased by $3.6 million to $45.2 million, compared to $48.8 million for 1992. Sales declined primarily due to aggressive price competition leading to a reduction in both the selling prices and unit volumes of the Company's system boards. Sales of the Company's RAID controller products increased significantly during 1993 due to growing industry acceptance of the Company's RAID disk array technology and product family.

    GROSS MARGIN. Gross margin for 1993 increased to $8.8 million, or 19.4% of net sales, compared to $6.7 million, or 13.6% of net sales, for 1992. The increase in gross margin in fiscal 1993 was due to the increased sales of higher margin RAID controllers products, the sales of which more than offset the declining margins of the Company's system boards. Sales of RAID controller products accounted for 44.4% of net sales during 1993, compared to 2.4% of net sales during 1992.

    SALES AND MARKETING. Sales and marketing expenses were $3.0 million, or 6.5% of net sales, for 1993, compared to $3.4 million, or 6.9% of net sales, for 1992. The decrease in sales and marketing expenses was due to a reduction in the number of sales and marketing personnel supporting the system board product line and lower advertising expenses.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $2.5 million, or 5.5% of net sales, for 1993, compared to $2.8 million, or 5.8% of net sales, for 1992. This decrease in research and development expenses was due to the completion or termination of several projects during early 1993, resulting in lower engineering consulting and prototype expenses.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for 1993 totaled $2.7 million, or 6.0% of net sales, compared to $2.5 million, or 5.2% of net sales, for 1992. This increase was primarily due to higher legal expenses and director and officer liability insurance premiums. Those increases in general and administrative expenses were only partially offset by reduced compensation and benefit expenses, resulting from lower staffing levels during 1993, as compared to 1992.

    PROVISION FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE. The provision for uncollectible accounts receivable increased from $2.0 million for 1992 to $4.7 million for 1993. The increase was due to the rapid deterioration during the third quarter of 1993 in the financial condition of one of the Company's customers, Northgate.

    INCOME TAXES. The Company had a net operating loss for 1993. The financial statements reflect a tax benefit of $46,100 for that year, as compared to a tax benefit of $1.5 million for 1992. The Company had recorded substantially all of the tax benefits available to it in years prior to 1993.

QUARTERLY INFORMATION

    The following tables present selected quarterly consolidated financial information for the periods indicated in both dollars and as a percentage of net sales. The information derives from unaudited consolidated financial statements that, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the information. The results of operations for any quarter do not necessarily indicate the results to be expected for any future period.

                                                                     FISCAL 1994                           FISCAL 1995
                                                   ------------------------------------------------  ------------------------
                                                    MARCH 31,    JUNE 30,     SEPT. 30,   DEC. 31,    MARCH 31,    JUNE 30,
                                                      1994         1994         1994        1994        1995         1995
                                                   -----------  -----------  -----------  ---------  -----------  -----------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales........................................   $  13,642    $  14,132    $  16,119   $  18,620   $  17,085    $  22,131
Cost of Sales....................................       9,655        9,128       10,378      11,161      10,813       13,724
                                                   -----------  -----------  -----------  ---------  -----------  -----------
  Gross Margin...................................       3,987        5,004        5,741       7,459       6,272        8,407
Operating Expense:
  Sales and Marketing............................         774          844          946       1,028       1,125        1,457
  Research and Development.......................         735          830          814         953         957        1,121
  General and Administrative.....................         875        1,300        1,014       1,454         973        1,610
                                                   -----------  -----------  -----------  ---------  -----------  -----------
    Total Operating Expense......................       2,384        2,974        2,774       3,435       3,055        4,188
                                                   -----------  -----------  -----------  ---------  -----------  -----------
    Operating Income.............................       1,603        2,030        2,967       4,024       3,217        4,219
Other Income (Expense), Net......................       (151)        (119)        (119)       (174)        (78)         (38)
                                                   -----------  -----------  -----------  ---------  -----------  -----------
Income Before Income Tax.........................       1,452        1,911        2,848       3,850       3,139        4,181
Provision for Income Tax.........................         363          478          712         999       1,099        1,463
                                                   -----------  -----------  -----------  ---------  -----------  -----------
Net Income.......................................   $   1,089    $   1,433    $   2,136   $   2,851   $   2,040    $   2,718
                                                   -----------  -----------  -----------  ---------  -----------  -----------
                                                   -----------  -----------  -----------  ---------  -----------  -----------
Net Income Per Share.............................   $    0.07    $    0.10    $    0.14   $    0.19   $    0.13    $    0.17
                                                   -----------  -----------  -----------  ---------  -----------  -----------
                                                   -----------  -----------  -----------  ---------  -----------  -----------
Weighted Average Common and Equivalent Shares....      15,249       14,548       15,718      15,540      15,513       15,845

                                                                     FISCAL 1994                           FISCAL 1995
                                                   ------------------------------------------------  ------------------------
                                                    MARCH 31,    JUNE 30,     SEPT. 30,   DEC. 31,    MARCH 31,    JUNE 30,
                                                      1994         1994         1994        1994        1995         1995
                                                   -----------  -----------  -----------  ---------  -----------  -----------
Net Sales........................................       100.0%       100.0%       100.0%      100.0%      100.0%       100.0%
Cost of Sales....................................        70.8         64.6         64.4        59.9        63.3         62.0
                                                   -----------  -----------  -----------  ---------  -----------  -----------
  Gross Margin...................................        29.2         35.4         35.6        40.1        36.7         38.0
Operating Expense:
  Sales and Marketing............................         5.7          6.0          5.9         5.5         6.6          6.6
  Research and Development.......................         5.4          5.9          5.0         5.2         5.6          5.1
  General and Administrative.....................         6.4          9.2          6.3         7.8         5.7          7.2
                                                   -----------  -----------  -----------  ---------  -----------  -----------
    Total Operating Expense......................        17.5         21.1         17.2        18.5        17.9         18.9
                                                   -----------  -----------  -----------  ---------  -----------  -----------
    Operating Income.............................        11.7         14.3         18.4        21.6        18.8         19.1
Other Income (Expense), Net......................       (1.1)        (0.8)        (0.7)       (0.9)       (0.5)        (0.2)
                                                   -----------  -----------  -----------  ---------  -----------  -----------
Income Before Income Tax.........................        10.6         13.5         17.7        20.7        18.3         18.9
Provision for Income Tax.........................         2.6          3.4          4.4         5.4         6.4          6.6
                                                   -----------  -----------  -----------  ---------  -----------  -----------
Net Income.......................................         8.0%        10.1%        13.3%       15.3%       11.9%        12.3%
                                                   -----------  -----------  -----------  ---------  -----------  -----------
                                                   -----------  -----------  -----------  ---------  -----------  -----------

    The Company's results of operations over the six quarters ended June 30, 1995 reflect generally increasing net sales, excluding the first quarter of 1995. Net sales in the first quarter of 1995 were affected by the industry transition from EISA bus based RAID controllers to the new PCI bus based RAID controllers. Certain of the PCI server product introductions of the Company's customers were delayed from the first to the second quarters of 1995, thereby delaying some purchases of the Company's PCI RAID controllers until the second quarter. Additionally, the Company's product mix shifted more towards RAID controller products from the system board and other peripheral products. RAID controller products sales represented 79% of the Company's net sales in each of the first three quarters of 1994, rose to 84% of net sales in the fourth quarter of 1994 and the first quarter of 1995 and rose again to 96% of net sales in the second quarter of 1995.

    Within the RAID product family, sales of disk array controllers by bus type were as stated in the following table:

                        NET SALES OF DISK ARRAY PRODUCTS
                                 (IN THOUSANDS)

                                           Q1 94        Q2 94        Q3 94        Q4 94        Q1 95        Q2 95
                                        -----------  -----------  -----------  -----------  -----------  -----------
EISA Disk Array.......................  $   3,243    $   8,214    $  10,157    $  10,155    $   5,295    $   4,640
Micro Channel DA......................      7,468        2,641        1,828        1,902        3,220        3,816
PCI DA................................      --             275          564        3,015        5,029       10,985
SCSI DA...............................      --              41          226          637          810        1,790
                                        -----------  -----------  -----------  -----------  -----------  -----------
Total Disk Array......................  $  10,711    $  11,171    $  12,775    $  15,709    $  14,354    $  21,231

                 PERCENTAGE OF NET SALES OF DISK ARRAY PRODUCTS

                                      Q1 94      Q2 94      Q3 94      Q4 94      Q1 95      Q2 95
                                     --------   --------   --------   --------   --------   --------
EISA Disk Array....................     30.3%      73.5%      79.5%      64.6%      36.9%      21.9%
Micro Channel DA...................     69.7       23.6       14.3       12.1       22.4       18.0
PCI DA.............................     --          2.5        4.4       19.2       35.0       51.7
SCSI DA............................     --          0.4        1.8        4.1        5.7        8.4
                                     --------   --------   --------   --------   --------   --------
Total Disk Array...................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Disk Array % of Total Sales........     78.5%      79.0%      79.3%      84.4%      84.0%      95.9%

    Gross margin percentage over the six quarters ranged from a low of 29% in the first quarter of 1994 to a high of 40% in the fourth quarter of 1994, and has generally increased due to the shift in product mix toward RAID controller products. Gross margin was particularly high in the fourth quarter of 1994 due to favorable channel and customer mix and better absorption of fixed costs due to the increase in volume. Gross margin declined in the first quarter of 1995 from the previous quarter due primarily to a less favorable channel and customer mix. RAID controller product sales through the alternate channels (distributors, system integrators and VARs), which generally involve higher gross margins, totaled approximately $7.0 million during 1994, and have increased each quarter in 1995, totaling $7.5 million through the first six months. Gross margin was negatively affected by rising prices of DRAM SIMM modules in the second quarter of 1995.

    Sales and marketing expenses increased over the six quarter period as the Company increased its staffing levels to position itself to support increased OEM sales volumes and to implement its strategy of selling RAID controller products through distributors, systems integrators and VARs. Sales and marketing expenses as a percent of sales have increased to 6.6% in each of the two quarters in 1995, as compared to a range of 5.5% to 6.0% during 1994.

    Research and development expenses increased over the six quarter period as the Company implemented new technology projects related to the development of RAID controllers for new bus types and subsequent generations of its RAID controller products that are intended to provide enhanced performance and features. Research and development expenses have varied as a percentage of sales during the six quarter period from a low of 5.0% in the third quarter of 1994 to a high of 5.9% in the second quarter of 1994 primarily due to changes in sales volumes, as well as variations in recruiting and relocation expenses for newly hired engineers.

    General and administrative expenses have fluctuated over the six quarter period due to variations in legal expenses related primarily to the AMI arbitration and the dispute with the Company's former CEO. Additionally, as sales volumes have increased, additional employees have been hired to support these higher volumes. As a percentage of sales, general and administrative expenses have ranged from a low of 5.7% in the first quarter of 1995 to a high of 9.2% in the second quarter of 1994.

    The Company's effective income tax rate during each of the quarters in 1994 was 25%, and rose to 35% in the two quarters of 1995 as a result of a reduction of previously available tax benefits.

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 1995, the Company's working capital had increased to $22.4 million from $16.6 million at December 31, 1994. This increase in working capital was due primarily to a $4.3 million growth in accounts receivable and an $8.6 million rise in inventories, which offset a decrease in cash of $1.7 million and an increase in accounts payable of $5.9 million, for a net increase in working capital of $5.7 million.

    Cash balances decreased by $1.7 million from $3.9 million at December 31, 1994, to $2.2 million at June 30, 1995. Cash used by operating activities during the first six months of 1995 totaled $1.9 million, and resulted from increases in inventories and accounts receivable, only partially offset by an increase in accounts payable. The Company used $400,000 in investing activities for the purchase of capital equipment in the same period. Cash provided by financing activities during the period totaled $700,000 and resulted from the exercise of options and warrants to purchase Common Stock. The net change in cash and cash equivalents during the first six months of 1995 totaled $1.7 million.

    Net accounts receivable increased to $15.1 million at June 30, 1995, compared to $10.8 million at December 31, 1994, an increase of $4.3 million. Accounts receivable increased over the balance at the end of 1994 because a high percentage of the second quarter sales took place in June, the last month of the quarter, and thus the related accounts receivable were not collected until the following quarter.

    Inventory increased to $18.9 million at June 30, 1995, compared to $10.2 million at December 31, 1994. Inventory increased over the six month period as a result of the Company's decisions to purchase additional components to support generally higher sales levels, as well as to increase its minimum stock levels of DRAM SIMM modules to a two month supply.

    Accounts payable increased to $9.1 million at June 30, 1995, compared to $3.2 million at December 31, 1994, an increase of $5.9 million. This increase was due to the high percentage of inventory purchases made during the final month of the quarter.

    The Company's line of credit with Imperial Bank (the "Bank") expires May 15, 1996, bears interest at the Bank's prime rate and is secured by all of the Company's assets. Borrowings are subject to an overall limit of $8.0 million. Under the agreement, the Company must maintain average profitability of $500,000 after tax over each successive two quarter period and must meet a working capital financial ratio.

    The Company presently expects to finance near-term and long-term operations and capital requirements through the net proceeds of this offering, cash provided by continuing operations, existing cash balances, and borrowings under bank lines of credit. The Company believes that such capital resources will meet the Company's working capital needs through at least the end of fiscal 1996.

                                    BUSINESS

    Mylex designs, manufactures and markets RAID controllers that provide high performance, capacity enhancing fault tolerant storage and input/output, or "I/O," solutions for client/server computer networks. Mylex controllers integrate the Company's proprietary ASICs, firmware and software with standard industry components. More than twenty leading network file server and storage subsystem OEMs, including IBM, HP, DEC, and NEC, have designed Mylex RAID controllers into their server and storage subsystem products.

INDUSTRY BACKGROUND

    A major trend in computing environments called "client/server" networks began in the mid-1980s. This trend was driven by the proliferation of personal computers and the development of networking applications that distributed computer power to the desktop. Client/server computing provides an alternative to the highly centralized, relatively expensive mainframe and mini-computer systems that connect many "dumb" terminals to a central processor and were the mainstays of the computing world until this decade. A client/server network consists of multiple desktop "client" computers with their own microprocessors and memory and the ability to access files and applications stored on higher performance "servers." Client/server networks offer certain cost, performance and flexibility advantages over traditional mainframe and mini-computer systems. As a result, client/ server computing has spread rapidly. Network server shipments alone grew from $2.3 billion in sales in 1989 to $7.2 billion in sales in 1994, according to International Data Corporation, which estimates that the market for servers will grow at a compound annual rate in excess of 20% from 1994 to 1998.

    A key component of client server networks is data storage and related data access functions. These chores are typically handled by disk array subsystems, which include disk drives, enclosures, controllers, and disk storage software. The market for disk array subsystems for networked personal computers totaled approximately $3.8 billion in 1994, according to the market research firm Disk Trend, Inc., which also projects the market to grow to $10.0 billion in 1998.

    The trend toward client/server computing has placed particular demands on network storage systems and related I/O functions. The development of faster microprocessors and more robust computer bus architectures in network systems has often outstripped the capabilities of data storage and I/O technologies, leading to system "bottlenecks." To alleviate or avoid such bottlenecks, networks require continual improvements in stored data retrieval speed. In addition, the development of more complex applications and operating systems has created the need for increased network storage capacity. Meanwhile, the mission critical, enterprise-wide nature of networked computing often requires a high level of "fault tolerance," or the ability to preserve data from loss and to provide uninterrupted system service even if an individual data storage device fails. The emergence of data-intensive applications such as multimedia and video-on-demand are further driving the demands for speed, capacity and reliability in network storage devices.

THE RAID SOLUTION

    A solution to the storage and I/O speed, capacity and reliability challenges presented by network computing was first proposed by a team of researchers at the University of California at Berkeley in a paper published in the late 1980s. They called their solution "RAID," or redundant array of inexpensive disks (now known in the industry as redundant array of independent disks). RAID is a way of distributing data in stripes across several disk drives and allowing the microprocessor to access those drives simultaneously, thus increasing system storage I/O performance. In addition, the RAID configuration can provide a high degree of fault tolerance because it continuously calculates and stores a unique parity value, using exclusive/or logic, or "XOR," to accompany each data stripe. Should any drive fail, the remaining drives in the system may use the parity value to reconstruct the data on the failed drive, thus ensuring the immediate availability of RAID protected data even in the event of a disk drive failure.

    RAID is available in several levels that differ in the ways they break down data for storage and achieve fault tolerance. RAID Level 0, for example, distributes data in stripes across the disk drives in an array but does not calculate the parity values necessary for fault tolerance. Level 1 achieves fault tolerance by creating mirror images of all data and storing each image on a different disk than the disk used to store the original. Because Level 1 creates exact duplicates of all stored data, it uses one-half of available storage capacity to achieve fault tolerance. Level 5 distributes data in stripes, calculates parity values for all stripes and distributes the parity values evenly across all disks in the array. Because level 5 uses the equivalent of just one drive in the disk array to store parity values, it increases usable system storage capacities over levels achieved by RAID Level 1. Level 3 dedicates one of the disks in the array to the storage of parity values and employs the rest of the disks to read and write information in parallel. Because Level 3 uses all drives to read and write information, it can accommodate only one transaction at a time. By allowing parallel reads, however, Level 3 is the best choice for applications requiring access to large amounts of information stored sequentially, such as multimedia or video-on-demand.

    The following table illustrates certain of the functions and benefits of the different RAID levels:

                                [CHART]

BENEFITS OF RAID

    RAID technology can bring three key benefits to a networked computer system:

  IMPROVED PERFORMANCE

    Computers operate no faster than their slowest components. Currently available disk drives often cannot keep pace with system demands and often present a system bottleneck. RAID alleviates the bottleneck by distributing data over many disk drives. By enabling the drives to operate concurrently, RAID increases the speed with which users may read and write stored information and enhances overall system performance. In addition, by managing the I/O function for the storage system, a RAID controller frees the main processor to use its processing power for other important network management and application tasks.

  INCREASED CAPACITY

    By allowing access to an array of independent disk drives, RAID enables computer networks to have access to significantly higher storage capacities. To create super-capacity storage systems, it is possible to link several SCSI-to-SCSI RAID controllers to a single expansion slot, freeing other slots for other peripherals.

  FAULT TOLERANCE

    Due to their electromechanical nature, disk drives typically suffer higher failure rates than other system components. By providing data redundancy, RAID preserves data when drives fail and allows system operators to replace failed drives without shutting down their systems, providing a high level of fault tolerance.

    Mylex believes that RAID offers the following potential benefits in a number of different network computer applications:

                             RAID APPLICATIONS AND BENEFITS


      INDUSTRY                   APPLICATION                    POTENTIAL BENEFITS
---------------------  --------------------------------  --------------------------------
Insurance              Policy Holder Data Bases          Fault Tolerance; Cost
                                                         Effectiveness
Market Research        Survey Analyses                   Capacity; Cost Effectiveness
Manufacturing          CAD CAM Data                      Fault Tolerance; Performance
Local Government       Environmental Data                Capacity; Cost Effectiveness
Newspapers             Storage and Editing               Capacity; Performance
Communications         Systems Control, Internet,        Sequential Performance; Fault
                       Dialogue, Movies, Commercials     Tolerance
Software Products      Data Bases; Source Code           Fault Tolerance; Performance;
                       Libraries                         Capacity
Accounting Services    Client Data                       Fault Tolerance
Oil Companies          Exploration and Statistical Data  Fault Tolerance; Capacity;
                                                         Performance
Brokerage Firms        Trading Floor Transaction Data    High I/O Levels; Fault
                                                         Tolerance; Capacity
Aeronautics            Flight Simulation Programs        Performance; Capacity
Telephone Companies    Customer Site Voicemail           Fault Tolerance; Capacity
                       Installations

    The wide range of network applications that can benefit from RAID has led to the rapid adoption of RAID by network server OEMs. Based on the Company's review and related estimates of information about server shipments published by International Data Corporation and information about RAID configurations published by Disk Trend, the Company estimates that approximately 20% of servers shipped in 1994 had RAID configurations and that, by 1997, approximately 30% of servers shipped will have RAID configurations. OEMs shipping servers with RAID include Compaq, IBM, DEC, HP, and NEC.

MYLEX'S ROLE IN THE RAID SOLUTION

    Mylex designs, manufactures and markets RAID disk array controllers. More than twenty of the leading network file server and storage subsystem OEMs, including IBM, HP, DEC, and NEC, have designed Mylex controllers into their server and storage subsystem products.

    RAID controllers separate data into stripes for storage on multiple disks and then reassemble data when the host computer requests it. For certain RAID configurations that provide fault tolerance, the controller also must continuously calculate the parity values necessary to reconstruct data lost when drives fail. In addition to implementing RAID algorithms, Mylex's RAID controllers also perform all SCSI storage device handling tasks, thus freeing the host computer's central processor to perform other tasks.

    Mylex has designed products to support the EISA, Micro Channel and PCI computer bus architecture. Those busses evolved to increase the speed of the I/O function. The original IBM AT system, for example, employed a computer bus architecture known as Industry Standard Architecture, or "ISA," that had a maximum data transfer speed of 8 megabytes per second, (or "MB/s.") After ISA, an Extended Industry Standard Architecture, or "EISA," bus that allows the transfer of data in bursts of up to 33 MB/s and an IBM proprietary Micro Channel bus that allows the transfer of data in bursts of up to 40 MB/s were developed. In early 1993, an industry consortium headed by Intel defined the Peripheral Connect Interface, or "PCI," bus to increase maximum potential data transfer speeds to bursts of 132 MB/s. The Company endeavors to bring its products rapidly to market and believes that it was the first to introduce a RAID controller for the PCI bus. Mylex also has developed SCSI to SCSI RAID controllers that provide an interface between the server microprocessor and peripherals for virtually any hardware platform.

    The architecture of Mylex RAID controller products includes a number of features designed to increase the storage capacity and I/O speed of any given system. Most servers use a SCSI interface to access tape and disk storage. Although there are exceptions, most server network expansion slots are equipped with just one SCSI channel. In a standard (or "narrow") configuration, a SCSI channel can manage up to seven independent disk drives and achieve a data transfer speed of 10 MB/s. So-called "wide-SCSI" can manage up to 15 independent disk drives and achieve a data transfer rate of 20 MB/s. Mylex controllers have the capability to include and address simultaneously up to five SCSI channels, increasing the system's ability to address storage space and the speed of data transfer through any expansion slot. It also is possible to link several Mylex controllers to the same slot to achieve storage super-capacities.

    In addition to offering multiple SCSI channels, each Mylex controller includes a dynamic memory cache for the temporary storage of information being written to or retrieved from the disk array.

    THE DIAGRAMS ON THIS PAGE AND THE NEXT ILLUSTRATE HOW MYLEX'S CONTROLLERS READ AND WRITE STORED DATA:

                   TYPICAL RAID CONTROLLER READ COMMAND FLOW

                                    [CHART]

------------------------
(1)  The host instructs the controller to read data from a logical drive.
(2) The i960 processor determines that the data resides on multiple disks and instructs the SCSI I/O processors, or "SIOPs," to retrieve data from the disk drives in the array.
(3) The SIOPs transfer data from the disks to the memory cache and notify the i960 upon completion.
(4) The i960 sets up the host interface device to transfer data from the memory cache to system memory. Upon completion, the host interface device notifies the i960, which in turn, notifies the host processor.

Depending on the product, the size of memory caches range from 2 to 64 MB. The cache is not partitioned and allows the portion of the memory devoted to writing to vary with demand. The cache assists Mylex products designed for use with the PCI bus to achieve sustained data transfer rates of 29 MB/s in reading sequential information from the disk array, and can burst data at the full 132 MB/s that the PCI bus can accomodate.

    In addition to unique architecture, Mylex controllers incorporate proprietary software and firmware, including algorithms that implement the different RAID levels that Mylex products support, algorithms for data caching, I/O device drivers and configuration administration and monitoring utilities with graphical user interfaces. The software and the firmware work together to detect disk drive failures or conditions likely to lead to disk drive failures using the S.M.A.R.T. predictive failure analysis standard, as well as to monitor certain performance factors.

                   TYPICAL RAID CONTROLLER WRITE COMMAND FLOW

                                    [CHART]

------------------------
(1)  The host instructs the controller to write data to a logical drive.
(2) The i960 processor sets up the host interface device to transfer the data to the cache. Upon completion, the host interface device notifies the i960.
(3) The i960 determines that some data may be required from the SCSI disks for parity value computation and instructs the SIOPs to retrieve this data.
(4) The SIOPs transfer data from the disks to the cache and notify the i960 upon completion. The i960 then computes parity values.
(5) The i960 instructs the SIOPs to transfer data and parity values to the disk drives.
(6) The SIOPs transfer data from the cache to the disks and notify the i960 upon completion. The i960, in turn, notifies the host.

COMPANY STRATEGY

    The Company's goal is to maintain its position as the leading supplier of RAID controllers and to become a leader and standard setter in the broader market for intelligent I/O solutions in the networked personal computer marketplace. To achieve this goal, the Company has adopted a business strategy incorporating the following elements.

  MAINTAIN MARKET LEADERSHIP IN RAID SOLUTIONS

    Mylex intends that its next generation of RAID controllers will continue to support multiple system buses and include various design and functional improvements at the high end of the RAID controller market, including the capability to support levels of RAID and high data transfer speeds necessary for video on demand and multimedia applications. Lower cost designs of the Company's RAID controller products also should expand market opportunities for the Company at the low end of the RAID controller market. For example, the Company has recently developed a software suite that will allow the implementation of RAID on the system board, which is intended to give it the opportunity to capture market share at the low end of the RAID controller market.

  LEVERAGE OEM AND INDUSTRY RELATIONSHIPS

    Mylex has an installed base of RAID controllers in more than 140,000 servers or storage subsystems distributed by its customers. The Company maintains a dialogue with its OEM customers regarding the features and capabilities required for the computer networks of tomorrow, thus facilitating the rapid implementation of new technologies and standards in its products. For example, as a result of those dialogues the Company obtained customer input that enabled Mylex to include additional features in the design of its RAID controller products based on the recently introduced PCI bus standard. These PCI-based controllers have been designed into server or storage subsystem products of virtually all of the Company's major OEM customers. The Company is also actively engaged in the pursuit of available cooperative and co-development activities with other industry leaders in the hardware, software, silicon and systems business. For example, the Company's initiative to implement RAID on the system board was a cooperative effort with Intel in which Mylex provided a design reference specific to the Company's RAID solutions for Intel's forthcoming i960*RP I/O processor. As part of this effort, the Company also developed a software suite that makes it possible to implement RAID on the system board. In June 1995, Mylex announced that it will offer this suite of RAID software and firmware for use with the Intel processor, starting delivery with Intel's initial shipments presently scheduled for the first half of 1996. As another example of the Company's pro-active strategy, Mylex teamed with AT&T, IBM, Intel and XPoint Technologies to form the BusBIOS Advisory Committee.

  FOCUS ON SOFTWARE

    Mylex believes its software and firmware are a key competitive advantage for the Company in the RAID controller market. In addition to programs implementing RAID algorithms, Mylex software includes I/O device drivers, and configuration administration and monitoring utilities with a graphical user interface. The Company also designed and markets an Array Enclosure Monitoring Interface software program, or "AEMI," to monitor various characteristics of disk array enclosures, including thermal thresholds, power supply status, and management of replacement and "hot spare" drives.

    Mylex believes its RAID on the system board technology, which is designed to provide users of personal computer networks an extremely cost-effective method of implementing RAID in their networks, will substantially broaden the potential market for its RAID solutions. The Company plans to distribute RAID on the system board through a two step process. First, it will make the hardware technology available at no cost to OEMs who manufacture their own RAID hardware. Mylex will then market separately the software suite needed to enable RAID to work on the system board. As a result, the Company expects that the introduction of RAID on the system board will lead to software sales representing an increasing share of its business.

  CONSOLIDATE TECHNOLOGY

    In addition to continuing development of RAID controller products, Mylex will pursue the acquisition and development of technologies that complement its intelligent I/O solutions in an effort to enlarge the Company's presence in the storage management market for networked personal computers. The Company also provides high performance Ethernet cards and has licensed rights to build the PNA960, a peer-to-peer Ethernet Switch designed for the PCI bus. The Company also has the capability to develop proprietary chip designs, as shown by its in-house design of a bus master chip for its PCI-based RAID controller when an alternative chip was not available in the marketplace. In addition to developing RAID controller products, the Company is exploring alternatives for acquiring or developing SCSI chip technology for incorporation in its products, as well as certain other technologies involving the communication aspects of networking.

  EXPAND ALTERNATE CHANNELS

    Historically, Mylex has relied extensively on sales to major OEM customers. While the Company expects OEM sales to continue to account for a large share of its business, it also intends to expand sales of RAID controller products through other channels of distribution, including leading distributors, systems integrators, value added resellers and others. Since the beginning of 1994, the Company has added six employees to its alternative channel sales group, opened sales offices in the United Kingdom and Florida for overseas sales, and added 10 manufacturing representatives in the United States and Canada. The Company also renewed its distribution agreements with several distributors, including Tech Data, Merisel, Ingram Micro and Gates/Arrow, and entered into relationships with additional distributors such as Avnet Corporation and Wyle Electronics. RAID sales into alternate channels totaled approximately $7.0 million in 1994 and $7.5 million in the first six months of 1995. Mylex intends to continue its efforts to build ACS sales in the future.

  EXPAND GLOBAL PRESENCE

    Sales to customers outside the United States increased from approximately 16% of the Company's revenue in 1994 to 28% of its revenue in the first six months of 1995. Since mid-1994, several overseas OEMs, including NEC, Fujitsu, Toshiba and Siemens Nixdorf, have selected Mylex controllers for their server product lines. In addition, several existing major OEM customers have changed their previous practice of accepting shipment of all Mylex products domestically, with the result that the Company now is exporting products to those OEMs' affiliates overseas. Through the expansion of its sales and marketing team and the expansion of alternate channel sales, the Company intends to continue its efforts to penetrate international markets.

PRODUCTS

    During the last half of 1993, the Company shifted its principal activity from the supply of system board products to the manufacture of I/O devices and storage management enhancing computer peripheral products. Mylex designs its products to provide solutions for all popular operating systems, including Novell Netware, Windows NT, SCO UNIX, Solaris, Unixware and Banyan. Mylex products also work with all popular platforms. These include personal computer platforms that use PCI, EISA, and Micro Channel bus architectures and workstation platforms, including Sun Microsystems, Silicon Graphics and IBM RS-6000 workstations that use the Company's SCSI to SCSI products. Since Mylex introduced its first PCI compatible products in 1994, sales of PCI-based controllers have increased from $275,000 in the second quarter of 1994 to almost $11.0 million in the second quarter of 1995. See "Management's Discussion of Financial Condition and Results of Operations -- Quarterly Information."

  RAID CONTROLLERS

    Each bus-based Mylex RAID controller includes a proprietary application specific integrated circuit, or "ASIC," that serves as an interface with the host computer, an Intel i960 RISC processor, up to five SCSI channels to manage the transfer of data to and from the disk drives in the array and a dynamic cache memory ranging in size from 2 to 64 MB, depending on the product, to buffer the transfer of information to and from the disks. The controller also includes Mylex firmware residing on an EEPROM that implements the RAID algorithms and the algorithms necessary for the cache and supporting software, including I/O drivers, configuration utilities and system monitoring programs.

    Mylex disk array controllers DAC960E, DAC960 Micro Channel, DAC960P and DAC960PD provide high performance, fault tolerant data storage solutions for EISA, Micro Channel and PCI bus platforms. The Mylex SCSI-to-SCSI disk array controllers (DAC960S/SI/SE) bring the performance of RAID technology to virtually any hardware platform without requiring special host software. The Mylex disk array products are designed for both internal and external storage options and are compatible with most commonly used operating systems. The selling prices for Mylex RAID controllers range from approximately $400 to approximately $3,000, depending on their features and sales volumes, and the distribution channels through which they are sold. The following tables summarize the Company's current principal RAID controller product offerings:

                                      MYLEX RAID CONTROLLERS

                                                                                      CUMULATIVE
                                                                                         UNITS
                                                                                        SHIPPED
                                                                            FIRST       THROUGH
 PRODUCT               MARKET                    SPECIFICATIONS(1)         SHIPPED   JUNE 30, 1995
----------  -----------------------------  -----------------------------  ---------  -------------
DAC960P     Mid range to high end          29MB/s sustained sequential      Q2 1994       15,153
             PCI-based file and database   read
             servers with heavy access     performance
             requirements                  2500 I/Os per sec.
                                           RAID levels 0, 1, 5 and 0+1
DAC960PD    Mid range to high end          29MB/s sustained sequential      Q4 1994        4,537
             PCI-based file and database   read
             servers with heavy access     performance
             requirements                  2500 I/Os per sec.
                                           RAID levels 0, 1, 5 and 0+1
                                           Ultra high density connectors
DAC960PL    Small to mid range PCI-based   16MB/s sustained sequential      Q1 1995        4,333
             file and database servers     read
             with moderate access          performance
             requirements                  2000 I/Os per sec.
                                           RAID levels 0, 1, 5 and 0+1
DAC960      Mid range to high end Micro    13 to 20 MB/s sustained          Q3 1992       47,317
Micro        Channel-based file and        sequential read performance
Channel      database servers with heavy   1500 to 2500 I/Os per sec.
             access requirements           RAID levels 0, 1, 5
DAC960E     Mid range to high end range    13MB/s sustained sequential      Q2 1992       65,889
             EISA-based file and database  read
             servers with heavy access     performance
             requirements                  1500 I/Os per sec.
                                           RAID levels 0, 1, 5 and 0+1
DAC960S     High end servers and           Host independent multiple        Q3 1994        2,730
             workstations with heavy       host
             access requirements           capacity expandable to almost
                                           unlimited storage
                                           Fast and wide SCSI
DAC960SI    High end servers and           Host independent multiple        Q4 1994          628
             workstations with heavy       host
             access requirements           capacity expandable to almost
                                           unlimited storage
                                           Fast and wide SCSI

------------------------------
(1) I/Os describe the number of random read and write operations involving small blocks of data.

    Products currently under development include new SCSI to SCSI controllers, a controller optimized for multimedia and video imaging, controllers that will provide for high speed serial interfaces to disk drives, a low-cost RAID solution and a RAID implementation for the system board. There can be no assurance that the Company will introduce its products under development. If these products are introduced, there can be no assurance that they will gain market acceptance or that their sales will produce adequate gross margins.

  NETWORK ENHANCEMENT PRODUCTS

    In addition to RAID controllers, Mylex produces the PNA960, an internal peer to peer Ethernet Switch designed for the PCI bus, under a license agreement that the Company entered with XPoint Technologies in early 1995. The PNA960 incorporates an on board microprocessor which relieves the server processor of additional task management and substantially increases the speed of data transfer over the network. The distribution price of the PNA960 is $1,795. Mylex also provides high performance Ethernet Network Cards. All network enhancement products are compatible with major operating systems and platforms.

  SYSTEM BOARDS

    Historically, the industry has recognized Mylex as a supplier of high quality, high performance system boards. While off-shore manufacturers now dominate the low end of this business, a market remains in the high end server and multi-processor applications. The Company continues to provide small quantities of system boards and enclosures to system integrators and to OEMs with annual sales under $150 million. Selling prices for the Company's system boards currently generally range between $200 and $400. With the implementation of system boards incorporating RAID design references, the Company will be in a position to provide RAID-capable system boards.

SALES AND MARKETING

    As of August 1, 1995, the Company employed 28 sales and sales support personnel who devoted substantially all their time to marketing, sales, and technical and customer support. The Company plans to increase the number of sales and marketing employees during 1995 to support its expanding customer base and product lines.

    The Company sales and marketing plan is based on a two-tier strategy: sales to OEMs of servers and storage subsystems, and sales into alternate channels that include distributors, system integrators and value added resellers.

  OEM SALES

    Sales to IBM accounted for 22% of net sales in 1994 and 31% of net sales during the first six months of 1995. Sales to the next two largest customers, DEC and HP, accounted for an additional 17% and 14%, respectively, of net sales in 1994 and 15% and 10%, respectively, in the first six months of 1995. The Company expects a limited number of customers and customer orders to continue to account for a substantial portion of the Company's revenue in any period. Although there are OEM agreements in place that define the terms of sale and support services with some of the Company's largest customers, these agreements do not include specific quantity commitments and generally allow customers to cancel any orders on 30 days notice. The Company generally sells products on a purchase order basis. As a result, historical sales are not necessarily an accurate indicator of future sales.

    During the second half of 1994 and the first half of 1995, the Company has marketed its disk array products to several additional OEMs, including NEC Japan, Siemens Nixdorf, Storage Dimensions, Advanced Logic Research, Conner Peripherals and Fujitsu, each of which accounted for more than $250,000 in sales during the second quarter of 1995.

    Most of the Company's OEM customers, and particularly its principal customers, have extensive product development experience and expertise, substantial financial resources and ongoing, substantial product development activities. Any of these OEM customers may choose to develop their own products which could be substituted for, and thus reduce or eliminate their purchases of, the Company's products. Any material reduction in purchases of a controller product by any OEM customer will materially and adversely affect the Company's business and operating results.

    The OEM sales process is complex, requiring interaction with several layers of the OEM customer's organization and extensive technical exchanges, product demonstrations and commercial negotiations. As a result, the Company's typical sales cycle is typically 4 to 6 months. OEM relationship commitments are generally made at a high level within the customer's organization, and the sales process involves broad participation across the Mylex organization, from the Chief Executive Officer to the engineers who designed the product.

    Sales to OEMs represented 69% of net sales during 1994 and 72% of net sales in the first six months of 1995.

  ALTERNATE CHANNEL SALES

    The Company's alternate channel sales, or "ACS", group markets and distributes the Company's products to system integrators, value added resellers and commercial and industrial distributors (who also service major OEM customers in some international markets) throughout the world. The ACS group also is responsible for sales to OEM customers with less than $150 million in annual sales. The Mylex ACS group also uses the services of manufacturer representatives in the United States and Canada and employees at two remote sales offices: one in the United Kingdom for sales activity in western Europe, and one in Florida to serve an emerging Latin American market. Mylex administers domestic sales and sales to eastern Europe and the Pacific Rim from its headquarters in Fremont, California.

    Mylex has distribution agreements with both commercial distributors, including companies such as Tech Data, Merisel and Ingram Micro, and industrial distributors, such as Avnet Corporation and Wyle Electronics. Mylex also has agreements with various regional and specialty distributors, both domestic and international. The Company also conducts extensive advertising in trade publications, conducts various joint marketing activities with its distributors, and sponsors exhibits at approximately 25 trade shows annually.

    Alternate channel sales represented 31% of net sales during 1994 and 28% of net sales in the first six months of 1995.

MANUFACTURING

    Mylex organizes its manufacturing as a continuous flow process. Manufacturing entails placing semiconductors and other electronic components on printed circuit boards and soldering them in place through an automated process. The Company accomplishes almost all manufacturing using Fuji Surface Mount Technology equipment. This equipment automatically positions and attaches chips and other components to circuit boards, increasing the speed and accuracy of the manufacturing process.

    The Company's manufacturing facility is located at its Fremont, California headquarters. The Company manufactures approximately 60% of its products in-house. For the remainder, the Company relies on selected local ISO 9000 certified subcontract manufacturers. Currently, the Company uses its outside subcontractors for high-volume production activities, giving the Company the flexibility to use its internal production capacity for new product introductions to allow Mylex to bring those products to market at a rapid pace and to meet unexpected short-term production demands. Despite its arrangements with local subcontractors, however, there can be no assurance that the Company's manufacturing resources always will be adequate to meet product demand.

    Mylex performs quality control and inspection procedures throughout the production process to ensure that products meet industry standards. Mylex subjects all products, including those manufactured by subcontractors, to 100% in circuit and functional testing at Mylex's facility. To continue this process, the Company will be required to expand its in-house testing facilities and personnel.

SUPPLIERS AND COMPONENTS

    The Company's most critical components are the i960 RISC processor, the Company's applications specific integrated circuits or "ASICs," the SCSI chip and the DRAM SIMM memory module. The Company procures the i960 processor from Intel and its ASICs, SCSI chip and DRAM SIMM modules from Toshiba, Symbios Logic and FirstTech Corporation, respectively. One of the Company's

OEM customers also provides an ASIC for inclusion on its custom product, a proprietary chip that frequently is in short supply. Other components are available from several sources at competitive prices.

    Currently, the Company is dealing with worldwide shortages of DRAM SIMM memory modules and surface mount capacitors. DRAM SIMM modules are in heavy demand throughout the personal computer industry, and surface mount capacitors are in high demand for use in the manufacture of cellular telephones. The Company is attempting to develop different design strategies which would allow it to avoid or reduce its dependence on components for which there is a shortage and has increased its safety stock levels to cope with these shortages.

    The Company has no long-term supply contracts. There can be no assurance that the Company will be able to obtain, on a timely basis, all the components it requires. If the Company cannot obtain essential components as required, it could be unable to meet demand for its products, thereby adversely affecting its operating results. In addition, scarcity of such components could result in cost increases and adversely affect the Company's gross margins.

    The Company's need to manufacture products before receiving firm purchase orders, combined with risks of technological obsolescence and rapid shifts in market demand, could result in inventory devaluation or obsolescence, either of which could have a material adverse effect on its operating results.

RESEARCH AND DEVELOPMENT

    The Company conducts an active and ongoing research, development and engineering program that focuses on the development of new products and new features for the Company's existing products. The Company has expanded its development activities and has added an additional 14 engineering and development employees through August 1, 1995. The Company has budgeted for seven more technical employees for 1995.

    Products currently under development include new SCSI to SCSI controllers, a controller optimized for multimedia and video imaging, controllers that will provide for high speed serial interface to disk drives and a low-cost RAID solution. In addition, in developing the next generation of its current products, the Company will seek to improve its firmware and software to add capabilities and performance based on marketplace needs.

    As part of its product development strategy, the Company actively seeks available, cooperative and codevelopment activities with industry leaders in the hardware, software, silicon and system business. For example, the Company worked on a cooperative basis with Intel to include a RAID design reference in the i960*RP I/O processor, which Intel has announced for delivery in sample quantities in the fourth quarter of 1995. The project, which was the culmination of several months of cooperative work, makes it possible to implement RAID using a processor residing on the computer system board. In June 1995, Mylex announced that it will offer a suite of RAID software and firmware for use with the new i960*RP I/O processors, starting delivery with Intel's initial shipments of the processors.

    The Company's ability to compete successfully will depend in large part on its ability, on a timely and cost-effective basis, to enhance its existing products and introduce new products with features that meet changing customer requirements and with competitive prices. Despite testing, new products may be affected by quality, reliability and interoperability problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders and a decline in the Company's competitive position.

    As of August 1, 1995, the Company had 39 employees engaged in product development.

COMPETITION

    The markets for the Company's RAID controller products have been competitive and are likely to become more competitive. Furthermore, there are numerous companies with established reputations in the controller and personal computer related markets, many of which have greater financial, manufacturing and marketing resources than those of the Company.

    The Company believes that its competitors include Adaptec, which recently introduced a PCI bus based disk array controller and which has significantly greater financial, manufacturing and marketing resources than the Company. Unlike the Company's products, the Adaptec product does not include a processor on the disk array board, but instead relies on the microprocessor on the system board to accomplish the RAID function.

    Some OEMs (such as Compaq and Dell) have developed their own RAID controllers. As noted, the customers historically accounting for the most significant volumes of the Company's sales are major OEMs, any of which could develop their own controllers at any time rather than purchase such products from the Company.

    The Company's ability to compete successfully in either the personal computer networking market or the RAID controller market depends upon its ability to continue to develop products that obtain market acceptance, which can be sold at competitive prices, while maintaining adequate gross margin levels, and which are proven to be reliable. Although the Company believes that its RAID controller products have certain competitive advantages, there can be no assurance that the Company will be able to compete successfully in the future in the market for such products or that other companies may not develop products with greater performance or more favorable prices and thus reduce the demand for the Company's products. Furthermore, as more companies enter the RAID controller market, the Company expects to encounter price competition for such products which could materially and adversely affect its gross margins.

INTELLECTUAL PROPERTY

    The Company does not hold any patents applicable to its RAID controllers and relies on a combination of trade secret, copyright and trademark laws and employee and third party non-disclosure agreements to protect its intellectual property. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from developing products with features similar to the Company's products.

    Certain patents and copyrights owned by others are of critical importance to the high technology electronic product industry segment in which the Company operates. The Company has obtained licenses to certain technology protected by patents and copyrights which the Company believes are adequate for the operation of its business as presently conducted. It is likely that such licenses to produce, use and market new technologies will continue to be important to the Company. In the future, the Company may be required to obtain licenses from others, and there are no assurances that such licenses would be available on terms satisfactory to the Company.

    There can be no assurance that third parties will not assert infringement or related indemnity claims against the Company. Asserting the Company's rights or defending against third party claims could involve substantial expense, thus materially and adversely affecting the Company's results of operations.

LITIGATION

    The Company and American Megatrends, Inc. ("AMI") entered into an agreement on February 15, 1987, under which AMI licensed to the Company the rights to use a basic input/output system and certain other technical information in consideration for the payment of royalties. On May 5, 1992, AMI initiated arbitration proceedings before the American Arbitration Association in Miami, Florida, asserting a right under the agreement to audit the Company's books and records for the purpose of calculating royalties. The Company counterclaimed against AMI for breach of contract, failure to pay a written account, failure to pay for goods sold and delivered, and failure to provide required information. The arbitration includes claims and counterclaims asserted in a suit filed against the Company on September 3, 1993, in the United States District Court in Atlanta, Georgia, and then dismissed without prejudice in February 1995, pursuant to a stipulation between the parties. The parties are presently involved in preliminary conferences and discovery, and evidentiary hearings are scheduled for late October and early November, 1995. The Company believes it has numerous defenses to AMI's claims and intends to continue to vigorously defend the arbitration. But there can be no assurance that the Company will ultimately prevail. An unfavorable outcome could have an adverse effect on the Company's business and results of operations. Neither the agreement nor the arbitration concerns any technology used in any Mylex products manufactured after 1992.

    In October 1994, the former Chief Executive Officer of the Company, Dr. M.A. Chowdry, filed a complaint against the Company and its outside directors, claiming breach of an employment agreement that he entered into with the Company approximately three months prior to his termination as the Company's Chief Executive Officer. The complaint alleges compensatory and consequential damages of over $6 million (which would vary based on the price of the Company's Common Stock) and unspecified punitive damages. The Company believes it has meritorious defenses and will vigorously defend this lawsuit. Nonetheless, given the unpredictable nature of legal proceedings, there can be no assurance that the Company will prevail.

    The Company has incurred and expects to continue to incur substantial legal expenses in defending against the AMI arbitration and Dr. Chowdry's suit. Those expenses may fluctuate from quarter to quarter and are likely to increase.

    Although there can be no assurance given with respect to the results of legal proceedings, based on information currently available to the Company, it believes that it does not have potential liability with respect to these proceedings that would have a material adverse effect on the Company.

    In addition to matters discussed above, the Company is a party to routine suits and claims arising in the ordinary course of its business which the Company does not believe will have a material adverse effect on its business.

EMPLOYEES

    As of August 1, 1995, the Company employed 155 people. The Company's employees include 39 engineering and product development employees, 21 finance and administration employees, 28 employees in the sales, marketing and technical and customer support areas, and 67 manufacturing employees.

    Recruitment of personnel in the computer industry is highly competitive. The Company believes that its future success will depend in part on its ability to attract and retain highly skilled management, sales, marketing, finance and technical personnel. There can be no assurance of the Company's ability to recruit the employees that it may need.

PROPERTIES

    On April 1, 1991, the Company moved to its current headquarters and manufacturing facility, located in a 73,887 square foot facility in Fremont, California. The Company's lease on this facility extends through March 31, 1996, and the Company has an option to renew the lease for an additional five years at a rent equal to 95% of prevailing market rentals.

                                   MANAGEMENT

    The following table sets forth information regarding the executive officers and all directors of the Company:

                 NAME                       AGE                           OFFICE/POSITION
--------------------------------------  -----------  ----------------------------------------------------------
Al Montross                                     58   President and Chief Executive Officer; Director
Parveen Gupta                                   47   Senior Vice President and General Manager, Disk Array
                                                      Division
Colleen M. Gray                                 42   Vice President Finance and Chief Financial Officer
Peter Shambora                                  51   Vice President Sales and Marketing
Sherman W. Tom                                  40   Vice President Operations
Krishnakumar Rao Surugucchi                     39   Vice President of Engineering
Joseph A. Schmidt                               51   Vice President, Human Resources
Ismael Dudhia                                   60   Chairman of the Board
M. Yaqub Mirza                                  48   Director and Secretary
Inder M. Singh                                  48   Director
Richard Love                                    61   Director and Treasurer
Stephen McKensie                                65   Director

  AL MONTROSS

    Mr. Montross was appointed President and Chief Executive Officer of the Company in April 1994 and became a Director in May 1994. In September 1993, Mr. Montross joined the Company as Executive Vice President and in December 1993 was appointed Acting President and Chief Operating Officer. From August 1992 to September 1993, he held the position of Senior Vice President at Distributed Processing Technology, a computer peripherals manufacturer. From 1989 to 1992, Mr. Montross held the position of President and Chief Operating Officer at Inacomp Computer Centers, Inc., a computer equipment and network reseller. He currently serves as a director of American Speedy Printing Centers, Inc. Mr. Montross holds a bachelor's degree in Economics from Siena College in New York.

  PARVEEN GUPTA

    Dr. Gupta joined the Company in January 1990 as Vice President, OEM Sales. In April 1993, he was named Vice President and General Manger, Disk Array Division. In September 1993, he was promoted to Senior Vice President and General Manager, Disk Array Division. From May 1989 until January 1990, he served as a general manager for HCL Limited, a computer manufacturer. From March 1988 through April 1989, he was Sales Manager and Technical Marketing Manager for Zilog Incorporated, responsible for its microprocessor and computer peripheral products. From 1973 to 1988, he held various marketing and engineering positions with Visual Information Technologies, United Technologies, Mostek Division, and Astronautics Corporation of America. He received a doctorate in Electrical Engineering from the University of Wisconsin.

  COLLEEN M. GRAY

    Ms. Gray joined the Company in April 1992 as Controller and in December 1993 she was appointed Chief Financial Officer. She was appointed Vice President Finance in December 1994. From November 1989 until August 1991, she served as Controller of Voicemail International, Inc., a voice messaging equipment manufacturer. From March 1987 through June 1989, she was Assistant Controller for Alcatel Business Systems, Inc. From 1978 to 1987, she held a series of financial management positions with ITT Courier Terminal Systems. She received a bachelor of science degree in Accounting from Arizona State University.

  PETER SHAMBORA

    Mr. Shambora joined Mylex in October 1993, as Vice President, Sales and Marketing. From February 1992 to October 1993, he served as Vice President, Sales and Marketing of Mass Microsystems, a storage subsystem manufacturer. From January 1987 to February 1992, he served as Vice President, Worldwide Sales of Storage Dimensions, a storage subsystem manufacturer. Before 1987, Mr. Shambora held sales or marketing positions at various technology companies, including Atasi, Four Phase Systems and Ampex. Mr. Shambora received his undergraduate degree from San Jose State University in Industrial Management and a master's degree from the University of Southern California in Systems Management.

  SHERMAN W. TOM

    Mr. Tom joined the Company in February 1994, as Vice President of Operations. From October 1988 until July 1993, he served as Vice President of Operations for Ultra Network Technologies, a manufacturer of high performance network products and services. From December 1984 until August 1988, he held positions of Director, Manufacturing Technology & Engineering Services, and Director, Subsystems Manufacturing Group, for Silicon Graphics. Before his employment with Silicon Graphics, from 1976 to 1984, Mr. Tom was involved in senior management and technical positions in emerging technology companies, including six years with Gould Inc., Biomation Division. He attended San Jose State University, where he studied business and industrial technology.

  KRISHNAKUMAR RAO SURUGUCCHI

    Mr. Surugucchi joined the Company in February 1992, as Director of Hardware Engineering. He was promoted to Vice President of Engineering in July 1994. Before joining the Company, Mr. Surugucchi was Director of Engineering for the Company's former subsidiary, Mylex, India, from April 1991 to February 1992. Before that, Mr. Surugucchi was Deputy General Manager for PSI, India, an engineering consulting firm, from November 1979 to March 1991. Mr. Surugucchi received his undergraduate degree and master's degree in Electrical Engineering from The Indian Institute of Technology, Bombay, India.

  JOSEPH A. SCHMIDT

    Mr. Schmidt joined the Company in March 1995 as its Vice President, Human Resources. Prior to joining the Company, he served as Director of Human Resources of Centex Telemanagement, a telecommunications outsourcing company, from January 1994 to March 1995, and Associate Director of Human Resources for Z.D. Exposition and Conference Company, a company in the trade show management business, from May 1993 to December 1993. Mr. Schmidt also served as Vice President-- Human Resources of Powerup Software Corp, a utility software developer, from January 1991 to May 1993, and as Director of Corporate Human Resources Planning for Diasonics, Inc., a medical equipment manufacturer, from May 1986 through December 1990. Before May 1986, Mr. Schmidt served in human resources positions with a variety of companies. Mr. Schmidt holds a bachelor's degree from the University of Waterloo, Ontario, Canada, and a master's degree in Human Resources and Manpower Development from the New School for Social Research, New York, New York.

  ISMAEL DUDHIA

    Mr. Dudhia was elected a Director of the Company in July 1991 and became Chairman in December 1993. From 1983 until October 1991, Mr. Dudhia was Chairman of the Board and active in the management of Coolidge Bank and Trust Company, which Mr. Dudhia owned from 1986 until 1991. In 1991, principally as a result of the local and national recession and significant declines in the real estate market in the Boston, Massachusetts area, Coolidge was declared insolvent and its assets were sold by the Federal Deposit Insurance Corporation to another bank. Mr. Dudhia received a degree of Barrister-at-Law from Lincolns Inn, an educational institution in England. From November 1993 until April 1994, Mr. Dudhia served as a director and Chairman of Northgate Computer Systems, Inc., a Minnesota based computer company ("Northgate"). See "Certain Relationships and Related Transactions."

  M. YAQUB MIRZA

    Dr. Mirza has served as a Director of the Company since December 1988 and as Secretary since February 1989. He is currently President and Chief Executive Officer of Mar-Jac Investments, Inc., an investment and management consulting firm that is one of the Company's shareholders. See "Principal Shareholders." He currently serves as a Trustee and Treasurer on the Board of Trustees of Amana Mutual Funds Trust, a mutual fund. He is also Chairman of the Board of Jugos Concetrados, S.A. which is traded on the Santiago, Chile Stock Exchange. He also serves as an officer of Safa Trust. Dr. Mirza holds a doctorate in Physics from the University of Texas. From July 1992 until April 1994, Dr. Mirza served as a member of the Board of Directors of Northgate. See "Certain Relationships and Related Transactions."

  INDER M. SINGH

    Dr. Singh has served as a Director of the Company since December 1986 and served as the Company's Treasurer from February 1989 to November 1989. Since March 1988, Dr. Singh has been the President of Lynx Real-Time System, Inc., a software company. From April 1985 to March 1988, he was the owner and operator of Simran Associates, a computer consulting firm. From March 1982 to March 1985, he served as President of Excelan, Inc. Before forming Excelan, Inc., Dr. Singh held executive level positions with Zilog Incorporated and Amdahl Corporation. Dr. Singh holds a doctorate in Electrical Engineering from Yale University.

  RICHARD LOVE

    Mr. Love has served as a Director of the Company since July 1993, and was appointed Treasurer in January 1995. Mr. Love is currently a principal of RJL Capital Management of Santa Barbara, an investment management firm. From 1973 to 1988, Mr. Love served as an investment counselor, then senior partner, with Loomis, Sayles & Co. Before joining Loomis, Sayles & Co., Mr. Love held various positions with James Capel Investment Banking from 1969 to 1973 and with Stein, Roe & Farnham from 1959 to 1969. Mr. Love attended the Lawrenceville School and received a bachelor's degree in Metallurgical Engineering from Cornell University. He is an ICAA Chartered Investment Counselor. From July 1992 to September 1993, Mr. Love served as a member of the Board of Directors of Northgate. See "Certain Relationships and Related Transactions."

  STEPHEN MCKENSIE

    Mr. McKensie was appointed a Director in January 1995. Mr. McKensie is currently Chief Executive Officer of Resource Management, a receivable financing company. From December 1989 to January 1991, he was Senior Vice President of Sales and Marketing and cofounder of Reply Corporation, a manufacturer of Micro Channel personal computers. From February 1987 to September 1989, Mr. McKensie was President of Acer America, Inc. He currently serves as the Chairman of the Board of Microspeed Corporation, a manufacturer of personal computer input devices. Mr. McKensie holds a bachelor's degree in Political Science from the University of Nebraska.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In July 1992, a group of investors purchased a majority interest in Northgate Computer Systems, Inc. ("Northgate"). As a result of this transaction, two current directors, Dr. Mirza and Mr. Love, were appointed to Northgate's Board of Directors in July 1992. One former director of the Company, Dr. M. Akram Chowdry, was appointed to the Northgate Board in September 1992 and later became Chairman. Mr. Dudhia was appointed Chairman of Northgate's Board in November 1993. Mr. Love resigned from the Northgate Board in September 1992, shortly after election to the Company's Board. Dr. Chowdry resigned from the Northgate Board in August 1993 and Dr. Mirza and Mr. Dudhia each resigned from the Northgate Board in April 1994. The Company has no equity interest in Northgate. However, the Company did have an ongoing business relationship with Northgate pursuant to which Northgate had purchased products from the Company at prices established by the Company for other third party purchasers who buy similar quantities of products. During 1992 and the first seven months of 1993, the Company provided commercial credit to Northgate for such purchases. For the year ended December 31, 1994, sales to Northgate totaled $64,866 and the Company made no sales to Northgate after May, 1994. In late 1994, certain of the creditors of Northgate, including the Company, filed a bankruptcy petition against Northgate, seeking its liquidation under the provisions of Chapter 7 of the Federal Bankruptcy Act. Subsequently, the filing was converted to a reorganization under Chapter 11 of the Act. After the filing, the Company wrote off approximately $4,600,000, representing substantially all of its account receivable from Northgate. The Company had fully reserved the receivable during 1993 due to the deterioration of Northgate's financial condition.

    The Company, in 1994, utilized the services of Saicom, a company owned by the wife of Dr. Parveen Gupta, an officer of the Company, for software duplication and printing of product manuals. The Company determined, at the time, that Saicom's prices, for comparable quantities, were competitive with other providers of such services. All transactions were completed in the normal course of business and the Company paid $101,717 for Saicom services in 1994. The Company ceased using Saicom's services in 1994.

    The Company and Mr. Montross, the Company's President, entered into an employment agreement, dated January 1, 1995. The agreement will extend for a term of four years. The basic terms provide for an annual salary of $250,000 and a bonus based upon the Company's profitability. The terms also provide that Mr. Montross be granted options to purchase shares of Common Stock as follows:
130,000 shares in January 1995; 130,000 shares in January 1996; and 110,000 shares in January 1997. Pursuant to the Agreement, Mr. Montross was paid a special bonus of $75,000 in recognition of his prior contributions to the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of this offering, the Company will have outstanding approximately 16,830,000 shares of Common Stock, virtually all of which, including the 2,000,000 shares (assuming that the Underwriters do not exercise their over-allotment option) sold in this offering, will be freely tradeable without restriction or further registration under the Securities Act. In June 1995, the Company registered 912,081 shares of Common Stock, issued upon conversion of its convertible debentures and the exercise of warrants, for resale by holders of those shares. The Company believes that most of these shares have not, as yet, been sold. In addition, the Company has reserved an aggregate of 2,407,000 shares of Common Stock for issuance under its stock option plans, virtually all of which will be freely tradeable upon their issuance. Of those shares, 563,000 were subject, as of June 30, 1995, to presently exerciseable options.

    The directors and executive officers of the Company have agreed, at the request of the Underwriters, not to sell or otherwise dispose of Common Stock in the public market for 90 days after the date of this Prospectus without the prior written consent of the Underwriters' Representative. Upon the expiration of these "lock-up" agreements, such persons will have the right to sell an aggregate of 1,389,061 shares, including shares subject to options, in the public market.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Share by (i) each director and certain officers of the Company; (ii) all directors and executive officers of the Company as a group; and (iii) each person known by the Company to own more than five percent of the Company's Common Stock. The table presents the information both as of August 1, 1995, and as adjusted to reflect the sale of the shares offered by this Prospectus.

                                                            PERCENTAGE OF SHARES
                                    SHARES BENEFICALLY       BENEFICALLY OWNED
                                           OWNED         --------------------------
                                    -------------------   PRIOR TO        AFTER
               NAME                                       OFFERING    OFFERING (1)
----------------------------------                       -----------  -------------
Al Montross.......................          102,500(2)            *             *
Parveen Gupta.....................          190,000(3)          1.2%          1.1%
Colleen M. Gray...................           25,000(3)            *             *
Peter Shambora....................            8,500(3)            *             *
Sherman W. Tom....................           17,250(4)            *             *
Ismael Dudhia.....................           82,491(5)            *             *
M. Yaqub Mirza....................          864,251(6)          5.6%          5.0%
Inder M. Singh....................          259,991(7)          1.7%          1.5%
Richard Love......................          395,003(8)          2.6%          2.3%
Stephen McKensie..................           12,501(3)            *             *
                                          2,022,487(9)         13.1%         11.6%
All directors and executive
 officers as a group
 (12 persons).....................

------------------------

*   Less than one percent.

(1) Assumes no exercise of the Underwriters' over-allotment option.

(2) Includes 92,500 shares of Common Stock subject to options that may be exercised on or before October 16, 1995. Does not include an option to purchase 130,000 shares granted in January 1995 under Mr. Montross' January 1, 1995 employment agreement with the Company or a further 130,000 and 110,000 share option grant that Mr. Montross has the right to receive, under the agreement, in January 1996 and January 1997, respectively.

(3) All of these shares of Common Stock are subject to options that are exercisable on or before October 16, 1995.

(4) Includes 16,250 shares of Common Stock subject to options that are exercisable on or before October 16, 1995.

(5) Includes 72,491 shares of Common Stock subject to options that are exercisable on or before October 16, 1995.

(6) Includes 87,492 shares of Common Stock subject to options that are exercisable on or before October 16, 1995. Also includes 276,759 shares held in the name of Safa Trust and 375,000 shares held in the name of Mar Jac Investments, Inc. Dr. Mirza is an officer of Safa Trust and the president and a director of Mar Jac. As a result, Dr. Mirza may be deemed to beneficially own all shares held by Safa Trust and Mar Jac. However, Dr. Mirza disclaims ownership of all such shares.

(7) Includes 22,491 shares of Common Stock subject to options that are exercisable on or before October 16, 1995.

(8) Includes 37,503 shares of Common Stock subject to options that are exercisable on or before October 16, 1995.

(9) Includes 629,728 shares of Common Stock subject to options that are exercisable on or before October 16, 1995, 276,759 shares of Common Stock held in the name of Safa Trust, and 375,000 shares of Common Stock held in the name of Mar Jac Investments, Inc.

                                  UNDERWRITING

    Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc. is acting as representative (the "Representative"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                          NUMBER
                                                                            OF
NAME                                                                      SHARES
---------------------------------------------------------------------  -------------
Needham & Company, Inc...............................................        980,000
Bear, Stearns & Co. Inc..............................................         70,000
A.G. Edwards & Sons, Inc.............................................         70,000
Hambrecht & Quist LLC................................................         70,000
Lehman Brothers......................................................         70,000
Merrill Lynch & Co...................................................         70,000
Montgomery Securities................................................         70,000
Morgan Stanley & Co. Incorporated....................................         70,000
Prudential Securities Incorporated...................................         70,000
Robertson, Stephens & Company, L.P...................................         70,000
Brean Murray, Foster Securities Inc..................................         30,000
The Chicago Corporation..............................................         30,000
Cowen & Company......................................................         30,000
Crowell, Weedon & Co.................................................         30,000
Cruttenden Roth Incorporated.........................................         30,000
First Albany Corporation.............................................         30,000
Pacific Growth Equities, Inc.........................................         30,000
Raymond James & Associates, Inc......................................         30,000
Rodman & Renshaw, Inc................................................         30,000
SoundView Financial Group, Inc.......................................         30,000
Unterberg Harris.....................................................         30,000
Van Kasper & Company.................................................         30,000
Wessels, Arnold & Henderson..........................................         30,000
                                                                       -------------
      Total..........................................................      2,000,000
                                                                       -------------
                                                                       -------------

    The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers (who may include the Underwriters) not in excess of $.10 per share. After the offering to the public, the offering price and other selling terms may be changed by the Representative.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 shares of Common Stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter, as shown in the above table, bears to the total shown.

    In connection with this offering, certain of the Underwriters and selling group members may engage in passive market marking transactions in the Common Stock of the Company in the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids in the Nasdaq National Market which are limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Company's Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock of the Company at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

    In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

    The Representative has advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The Company and its directors and executive officers have agreed that, without the prior written consent of the Representative, they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 90 days after the date of this Prospectus, subject to certain limited exceptions.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Brown & Bain, Palo Alto, California, and certain matters will be passed upon for the underwriters by Gray Cary Ware & Freidenrich, Palo Alto, California.

                                    EXPERTS

    The annual consolidated financial statements, and the related financial statement schedule, of Mylex included and incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their reports, which are included and incorporated by reference in this Prospectus. Such financial statements and schedule are included and incorporated herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to herein as the "Registration Statement") under the Securities Act of 1933, as amended (the
"Securities Act") with respect to the shares being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission. Statements contained in this Prospectus or in any document incorporated herein by reference as to the contents of any contract or document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. In accordance therewith, the Company files periodic reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048 and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information statements and other information described above may be inspected and copied at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed with the Commission are incorporated into this Prospectus by reference:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended;

    (2) The Company's Quarterly Report on Forms 10-Q for the quarters ended March 31 and June 30, 1995;

    (3) The Company's Proxy Statement for its Annual Meeting of Shareholders held on April 24, 1995;

    (4) The description of the Company's Common Stock contained in Form 8-A declared effective April 12, 1985; and

    (5) All other reports and other documents filed by the Company since December 31, 1994, pursuant to Section 13(a) or 15(d) of the Exchange Act.

    All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner of any of the Common Stock, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, except that exhibits to such documents shall not be provided unless they are specifically incorporated by reference into such documents. Requests for such copies of any document should be directed to: Mylex Corporation, 34551 Ardenwood Boulevard, Fremont, California 94555, Attention: Chief Financial Officer, telephone: (510) 796-6100.

                        MYLEX CORPORATION AND SUBSIDIARY
                       CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE
                                     INDEX

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................        F-2

Consolidated Financial Statements:
  Balance Sheets as of December 31, 1993 and 1994, and
    June 30, 1995 (Unaudited)..............................................................................        F-3

  Statements of Operations,
    Years Ended December 31, 1992, 1993, and 1994, and Six Months
     Ended June 30, 1994 and 1995 (Unaudited)..............................................................        F-4

  Statements of Stockholders' Equity,
    Years Ended December 31, 1992, 1993, and 1994, and Six Months
     Ended June 30, 1995 (Unaudited).......................................................................        F-5

  Statements of Cash Flows,
    Years Ended December 31, 1992, 1993, and 1994, and Six Months
     Ended June 30, 1994 and 1995 (Unaudited)..............................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
 Mylex Corporation:

    We have audited the accompanying consolidated balance sheets of Mylex Corporation and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mylex Corporation and subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                              KPMG PEAT MARWICK LLP

San Jose, California
January 30, 1995

                        MYLEX CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1993       1994
                                                                               ---------  ---------   JUNE 30,
                                                                                                        1995
                                                                                                     -----------
                                                                                                     (UNAUDITED)
Current assets:
  Cash and equivalents.......................................................  $   3,253  $   3,866   $   2,242
  Accounts receivable, including trade accounts receivable from affiliate of
   $4,633 in 1993............................................................      9,424     11,321      15,623
  Allowance for doubtful accounts............................................     (5,403)      (532)       (509)
                                                                               ---------  ---------  -----------
    Net accounts receivable..................................................      4,021     10,789      15,114
  Inventories................................................................      4,631     10,237      18,868
  Prepaid expenses and other current assets..................................        622        775       1,114
                                                                               ---------  ---------  -----------
    Total current assets.....................................................     12,527     25,667      37,338
Property and equipment, net..................................................      2,001      1,579       1,499
Other assets.................................................................        112        112         112
                                                                               ---------  ---------  -----------
                                                                               $  14,640  $  27,358   $  38,949
                                                                               ---------  ---------  -----------
                                                                               ---------  ---------  -----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable...........................................................  $   2,479  $   3,187   $   9,121
  Accrued liabilities........................................................      1,377      3,151       3,006
  Line of credit payable to bank.............................................      2,500      2,350       2,500
  Current portion of long-term capital lease obligations.....................        385        417         359
  Convertible subordinated debentures........................................      2,325     --          --
                                                                               ---------  ---------  -----------
    Total current liabilities................................................      9,066      9,105      14,986
Long-term capital lease obligations..........................................        910        493         343
Commitments and contingencies................................................
Stockholders' equity:
  Common stock, $0.01 par value; 25,000,000 shares authorized; 13,036,000,
   14,580,000, and 14,826,000 shares issued and outstanding in 1993, 1994,
   and 1995, respectively....................................................        130        146         148
  Additional paid-in capital.................................................      8,149     13,526      14,627
  Notes receivable from stockholders.........................................       (194)    --          --
  Retained earnings (deficit)................................................     (3,421)     4,088       8,845
                                                                               ---------  ---------  -----------
    Total stockholders' equity...............................................      4,664     17,760      23,620
                                                                               ---------  ---------  -----------
                                                                               $  14,640  $  27,358   $  38,949
                                                                               ---------  ---------  -----------
                                                                               ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                        MYLEX CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            SIX MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,            JUNE 30,
                                                         -------------------------------  --------------------
                                                           1992       1993       1994       1994       1995
                                                         ---------  ---------  ---------  ---------  ---------
                                                                                              (UNAUDITED)
Net sales, including sales to affiliate of $18,703 and
 $5,020 in 1992 and 1993, respectively.................  $  48,769  $  45,234  $  62,513  $  27,775  $  39,216
Cost of sales..........................................     42,112     36,456     40,322     18,783     24,537
                                                         ---------  ---------  ---------  ---------  ---------
    Gross profit.......................................      6,657      8,778     22,191      8,992     14,679
Operating expenses:
  Selling and marketing................................      3,370      2,962      3,592      1,618      2,582
  Research and development.............................      2,824      2,474      3,332      1,566      2,078
  General and administrative...........................      2,515      2,690      4,643      2,175      2,583
  Provision for uncollectible accounts receivable......      1,956      4,676     --         --         --
                                                         ---------  ---------  ---------  ---------  ---------
    Operating income (loss)............................     (4,008)    (4,024)    10,624      3,633      7,436
Other income (expense)
  Interest income......................................         48        103         52         37         19
  Interest expense.....................................       (522)      (475)      (512)      (265)       (85)
  Other income (expense)...............................         21        (94)      (103)       (42)       (51)
                                                         ---------  ---------  ---------  ---------  ---------
    Income (loss) before income tax expense
     (benefit).........................................     (4,461)    (4,490)    10,061      3,363      7,319
Income tax expense (benefit)...........................     (1,461)       (46)     2,552        841      2,562
                                                         ---------  ---------  ---------  ---------  ---------
    Net income (loss)..................................  $  (3,000) $  (4,444) $   7,509  $   2,522  $   4,757
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share:
  Primary..............................................  $    (.25) $    (.35) $     .53  $     .18  $     .31
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
  Fully diluted........................................  $    (.25) $    (.35) $     .51  $     .18  $     .30
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Weighted average number of shares:
  Primary..............................................     12,103     12,740     14,208     13,975     15,578
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
  Fully diluted........................................     12,103     12,740     15,247     14,591     15,783
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                        MYLEX CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     COMMON STOCK         ADDITIONAL         NOTES         RETAINED       TOTAL
                                               -------------------------    PAID-IN     RECEIVABLE FROM    EARNINGS    STOCKHOLDERS'
                                                  SHARES       AMOUNT       CAPITAL      STOCKHOLDERS      (DEFICIT)      EQUITY
                                               ------------  -----------  -----------  -----------------  -----------  ------------
Balances as of December 31, 1991.............    11,612,000   $     116    $   5,921       $  --           $   4,023    $   10,060
Common stock issued for cash upon exercise of
 options and warrants........................       206,000           2          306          --              --               308
Subordinated debentures converted............       595,000           6          589          --              --               595
Net loss.....................................       --           --           --              --              (3,000)       (3,000)
                                               ------------       -----   -----------         ------      -----------  ------------
Balances as of December 31, 1992.............    12,413,000         124        6,816          --               1,023         7,963
Common stock issued for cash and notes
 receivable from stockholders upon exercise
 of options..................................       442,000           4          633            (194)         --               443
Subordinated debentures converted............       181,000           2          700          --              --               702
Net loss.....................................       --           --           --              --              (4,444)       (4,444)
                                               ------------       -----   -----------         ------      -----------  ------------
Balances as of December 31, 1993.............    13,036,000         130        8,149            (194)         (3,421)        4,664
Common stock issued for cash upon exercise of
 options, net of 294,000 shares surrendered
 at exercise.................................       863,000           9          494          --              --               503
Subordinated debentures converted............       681,000           7        2,631          --              --             2,638
Tax benefit from disqualifying dispositions
 of stock options............................       --           --            2,252          --              --             2,252
Notes receivable from stockholders...........       --           --           --                 194          --               194
Net income...................................       --           --           --              --               7,509         7,509
                                               ------------       -----   -----------         ------      -----------  ------------
Balances as of December 31, 1994.............    14,580,000         146       13,526          --               4,088        17,760
Common stock issued for cash upon exercise of
 options and warrants (unaudited)............       246,000           2          726          --              --               728
Tax benefit from disqualifying dispositions
 of stock options (unaudited)................       --           --              375          --              --               375
Net income (unaudited).......................       --           --           --              --               4,757         4,757
                                               ------------       -----   -----------         ------      -----------  ------------
Balances as of June 30, 1995 (unaudited).....    14,826,000   $     148    $  14,627       $  --           $   8,845    $   23,620
                                               ------------       -----   -----------         ------      -----------  ------------
                                               ------------       -----   -----------         ------      -----------  ------------

          See accompanying notes to consolidated financial statements.

                        MYLEX CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                       SIX MONTHS ENDED
                                                                       YEARS ENDED DECEMBER 31,            JUNE 30,
                                                                    -------------------------------  --------------------
                                                                      1992       1993       1994       1994       1995
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...............................................  $  (3,000) $  (4,444) $   7,509  $   2,522  $   4,757
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Tax benefit related to disqualifying dispositions of stock
     options......................................................     --         --          2,252        437        375
    Depreciation and amortization.................................        849        987      1,192        557        475
    Provision for uncollectible accounts receivable...............      1,956      4,676     --         --         --
    Interest expense on convertible debentures converted to common
     stock........................................................     --             27        313         29     --
    Changes in operating assets and liabilities:
      Accounts receivable.........................................     (3,678)      (197)    (6,768)    (3,840)    (4,325)
      Inventories.................................................     (1,430)     2,469     (5,606)    (1,154)    (8,631)
      Prepaid expenses and other current assets...................        508         10       (153)        38       (339)
      Tax refund receivable.......................................        199      2,807     --         --         --
      Accounts payable............................................      5,441     (5,737)       708      2,020      5,934
      Accrued liabilities.........................................        (21)      (131)     1,774      1,683       (145)
                                                                    ---------  ---------  ---------  ---------  ---------
        Net cash provided by (used in) operating activities.......        824        467      1,221      2,292     (1,899)
                                                                    ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures............................................       (487)      (144)      (770)      (437)      (395)
  Change in other assets..........................................        (25)        14     --         --         --
                                                                    ---------  ---------  ---------  ---------  ---------
        Net cash used in investing activities.....................       (512)      (130)      (770)      (437)      (395)
                                                                    ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Repayments against line of credit, net of borrowings............     (1,136)    (1,864)      (150)      (241)       150
  Proceeds from issuance of convertible subordinated debentures...     --          3,000        300     --         --
  Repayment of convertible subordinated debentures................     --         --           (300)    --         --
  Repayment of capital lease obligations..........................       (330)      (348)      (385)      (188)      (208)
  Proceeds from exercise of stock options and warrants............        308        443        503        218        728
  Repayment of notes receivable from stockholders.................     --         --            194        194     --
                                                                    ---------  ---------  ---------  ---------  ---------
        Net cash provided by (used in) financing activities.......     (1,158)     1,231        162        (17)       670
                                                                    ---------  ---------  ---------  ---------  ---------
Net change in cash and equivalents................................       (846)     1,568        613      1,838     (1,624)
Cash and equivalents at beginning of year.........................      2,531      1,685      3,253      3,253      3,866
                                                                    ---------  ---------  ---------  ---------  ---------
Cash and equivalents at end of year...............................  $   1,685  $   3,253  $   3,866  $   5,091  $   2,242
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
Cash paid during the year:
  Interest........................................................  $     522  $     363  $     267  $     146  $      83
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
  Income taxes....................................................  $       1  $       1  $     594  $       1  $   2,588
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------
Supplemental disclosure of noncash financing and investing
 activities:
      Conversion of subordinated debentures.......................  $     595  $     702  $   2,638  $     454  $  --
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                        MYLEX CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1992, 1993, AND 1994
             (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of Mylex Corporation (the Company or Mylex) and its wholly owned subsidiary. All material intercompany accounts have been eliminated in the consolidated financial statements.

    INDUSTRY SEGMENT -- Mylex designs, produces, markets, and supports high-performance storage management electronics products for both PC and non-PC servers and workstation as well as system boards for personal computers, and operates in this one industry segment.

    REVENUE RECOGNITION -- Net sales are recognized upon shipment to customers, including sales made to distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. For sales made to distributors, reserves are provided for expected returns and price protection at the time of shipment.

    CASH EQUIVALENTS -- Cash equivalents include all highly liquid investments, consisting principally of money market accounts, purchased with a maturity of three months or less.

    INVENTORIES -- Inventories are valued at the lower of cost (first in, first out) or market.

    PROPERTY AND EQUIPMENT -- Property and equipment are carried at cost. Assets recorded under capital leases are stated at the present value of future minimum lease payments at the inception of the lease. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful life of the asset (generally five years). Assets recorded under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

    INCOME TAXES -- The Company accounts for income taxes using the asset and liability method whereby deferred assets and liabilities are recorded for differences between the book and tax carrying amounts of balance sheet items. Deferred liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    EARNINGS (LOSS) PER SHARE DATA -- Primary earnings (loss) per share is based on the weighted average common and common equivalent shares, if dilutive, outstanding each year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants, except where antidilutive. In determining fully diluted earnings (loss) per share, convertible subordinated debentures, if dilutive, are included in outstanding shares using the "if converted" method.

(2) RELATED PARTY TRANSACTIONS
    On July 17, 1992, a group of investors, consisting of certain directors and several officers and stockholders of the Company, purchased a majority interest in Northgate Computer Systems, Inc. (Northgate). As a result of this investment, two directors and one officer of the Company have served on the Northgate Board of Directors. The Company has no direct equity interest in Northgate.

    As  of  December  31,  1993,  $4,633,000  of  the  Company's  gross accounts receivable were attributable to Northgate. These receivables were fully reserved. The reserve was increased to 100% of the outstanding balance as a result of decreased payments from Northgate during the third quarter of 1993 and the continued deterioration during 1993 of Northgate's financial condition. Subsequent to

                        MYLEX CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1992, 1993, AND 1994
             (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

(2) RELATED PARTY TRANSACTIONS (CONTINUED)
August 1993, sales to Northgate have been minimal and on a cash-in-advance basis. During 1994, all outstanding receivables from Northgate were written off against the reserve. Northgate filed for bankruptcy in 1994.

(3) INVENTORIES
    Inventories consisted of the following (in thousands):

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1993       1994
                                                                      ---------  ---------   JUNE 30,
                                                                                               1995
                                                                                            -----------
                                                                                            (UNAUDITED)
Raw materials.......................................................  $   1,495  $   6,924   $  11,052
Work in process.....................................................      2,683      2,263       5,748
Finished goods......................................................        453      1,050       2,068
                                                                      ---------  ---------  -----------
                                                                      $   4,631  $  10,237   $  18,868
                                                                      ---------  ---------  -----------
                                                                      ---------  ---------  -----------

(4) PROPERTY AND EQUIPMENT
    Property and equipment consisted of the following (in thousands):

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1993       1994
                                                                        ---------  ---------   JUNE 30,
                                                                                                 1995
                                                                                              -----------
                                                                                              (UNAUDITED)
Machinery and equipment...............................................  $   3,656  $   4,122   $   4,308
Furniture and fixtures................................................        511        656         661
Computer equipment and software.......................................      1,213      1,372       1,550
                                                                        ---------  ---------  -----------
                                                                            5,380      6,150       6,519
Less accumulated depreciation and amortization........................      3,379      4,571       5,020
                                                                        ---------  ---------  -----------
                                                                        $   2,001  $   1,579   $   1,499
                                                                        ---------  ---------  -----------
                                                                        ---------  ---------  -----------

    As of December 31, 1994, equipment recorded under capital leases was $2,079,000 and accumulated amortization thereon was $1,648,000.

(5) ACCRUED LIABILITIES
    Accrued liabilities consisted of the following (in thousands):

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1993       1994
                                                                        ---------  ---------   JUNE 30,
                                                                                                 1995
                                                                                              -----------
                                                                                              (UNAUDITED)
Accrued compensation and benefits.....................................  $     400  $   1,234   $   1,117
Accrued legal.........................................................     --            855         855
Other.................................................................        977      1,062       1,034
                                                                        ---------  ---------  -----------
                                                                        $   1,377  $   3,151   $   3,006
                                                                        ---------  ---------  -----------
                                                                        ---------  ---------  -----------

(6) LINE OF CREDIT
    The Company has a $6,000,000 line of credit expiring in May 1995 which bears interest at the bank's prime rate plus 0.75% (8.5% as of December 31, 1994). Borrowings under this line of credit are limited to 80% of eligible accounts receivable and are secured by the Company's unencumbered assets.

                        MYLEX CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1992, 1993, AND 1994
             (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

(6) LINE OF CREDIT (CONTINUED)
The agreement requires the Company to maintain a $500,000 compensating balance and contains covenants that include the maintenance of specific financial ratios and prohibitions on dividend payments, stock repurchases, and additional indebtedness without the prior consent of the bank. As of December 31, 1994, the Company was in compliance with these covenants, except for the covenant related to inventory turns, which was waived by the bank. The compensating balance is not legally restricted. See Note 12.

(7) INCOME TAXES
    Income taxes for the years ended December 31, 1992, 1993, and 1994, were comprised of the following (in thousands):

                                                                                   DECEMBER 31,
                                                                          -------------------------------
                                                                            1992       1993       1994
                                                                          ---------  ---------  ---------
Current tax expense (benefit):
  Federal...............................................................  $  (1,927) $    (472) $     911
  State.................................................................          1          1         27
                                                                          ---------  ---------  ---------
    Total current.......................................................     (1,926)      (471)       938
                                                                          ---------  ---------  ---------
Deferred tax expense (benefit):
  Federal...............................................................        465        425       (638)
  State.................................................................     --         --         --
                                                                          ---------  ---------  ---------
    Total deferred......................................................        465        425       (638)
                                                                          ---------  ---------  ---------
Charge in lieu of taxes attributable to employer stock
 option plans:
  Current year..........................................................     --         --          1,222
  Prior years...........................................................     --         --          1,030
                                                                          ---------  ---------  ---------
    Total charge........................................................     --         --          2,252
                                                                          ---------  ---------  ---------
    Total tax expense (benefit).........................................  $  (1,461) $     (46) $   2,552
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

                        MYLEX CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1992, 1993, AND 1994
             (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

(7) INCOME TAXES (CONTINUED)
    The reconciliation between the amount computed by applying the federal statutory rate of 34% to income (loss) before income taxes and the actual income tax expense (benefit) were as follows (in thousands):

                                                                                  DECEMBER 31,
                                                                         -------------------------------
                                                                           1992       1993       1994
                                                                         ---------  ---------  ---------

Statutory federal income tax, at 34%...................................  $  (1,517) $  (1,527) $   3,421
State income tax, net of federal tax benefit...........................          1       (275)       102
Foreign sales corporation benefit......................................     --         --            (41)
Credits available from application of loss carryback...................     --           (335)    --
Change in the beginning of the year valuation allowance, including
 losses and credits for which no benefit has been recognized...........     --          2,081     (1,986)
Credit to paid-in capital..............................................     --         --          1,030
Other, net.............................................................         55         10         26
                                                                         ---------  ---------  ---------
  Total tax expense (benefit)..........................................  $  (1,461) $     (46) $   2,552
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities is presented below (in thousands).

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      1993       1994
                                                                                    ---------  ---------
Deferred tax assets:
  Accounts receivable valuation reserves..........................................  $   1,800  $     214
  Lower of cost or market adjustments to inventory and other tax related
   adjustments....................................................................        190        145
  Reserves and accruals for reporting purposes not taken for tax purposes.........        220      1,059
  Other credits...................................................................        600     --
  State tax benefit, including net operating loss carryovers, net of federal tax
   reduction......................................................................        675     --
  Valuation allowance.............................................................     (3,285)    (1,299)
                                                                                    ---------  ---------
    Net deferred tax assets.......................................................        200        119
                                                                                    ---------  ---------
Deferred tax liabilities:
  Depreciation and amortization...................................................       (200)      (119)
                                                                                    ---------  ---------
    Net deferred tax liabilities..................................................       (200)      (119)
                                                                                    ---------  ---------
    Net deferred tax assets.......................................................  $  --      $  --
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    The net change in the valuation allowance for the year ended December 31, 1994, was a decrease of $956,000, after adjustment for approximately $1,030,000 realized benefit from prior years' disqualifying disposition of stock options credited to paid-in capital. Management believes sufficient uncertainty exists regarding the realizability of these net deferred tax assets such that a valuation allowance is required.

                        MYLEX CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                       December 31, 1992, 1993, and 1994
             (Information as of June 30, 1995 and for the six-month
               periods ended June 30, 1994 and 1995 is unaudited)

(7)  INCOME TAXES (CONTINUED)

    As of December 31, 1994, for California tax purposes, the Company had net operating loss carryforwards of approximately $975,000, which expire in 1997 through 1998. The Company had no loss carryforwards for federal tax purposes. The difference between the net operating loss carryforwards for federal income tax purposes and for California income tax purposes results from limitations on the carryback of losses in California.

(8) CONVERTIBLE SUBORDINATED DEBENTURES
    During 1993, the Company sold $3,000,000 of 8% convertible debentures through a private placement. The debentures paid interest semiannually and provided for conversion of the principal and any outstanding accrued interest into common stock at conversion prices ranging from $3.875 to $5.00 per share. Members of the Company's Board of Directors purchased $775,000 of the debentures, and, during 1993, $675,000 of the debentures held by Board members, along with $27,300 of related accrued interest, were converted to common stock.

    Of the $2,325,000 debentures outstanding as of December 31, 1993, $300,000 were due December 31, 1993, and $2,025,000 were due at the earlier of December 31, 1994, or the closing date of a public offering of stock or debt pursuant to which the Company receives proceeds of at least $10,000,000. The debentures due December 31, 1993, were repaid in January 1994.

    During 1994, an additional $300,000 of 8% convertible debentures were issued to replace those repaid in January 1994. These debentures and the $2,025,000 outstanding as of December 31, 1993, along with $313,000 of related accrued interest, were converted to common stock during 1994 at a rate of $3.875 per share.

    With respect to common stock issued upon conversion of the debentures, the holders may require, at the Company's expense, filing of a registration statement under the Securities Act of 1993 covering the securities issued upon conversion. See Note 12.

(9) COMMITMENTS AND CONTINGENCIES
    Future minimum payments under leases as of December 31, 1994, will be as follows (in thousands):

YEAR ENDING                                                                CAPITAL    OPERATING
DECEMBER 31,                                                               LEASES      LEASES
------------------------------------------------------------------------  ---------  -----------
  1995..................................................................  $     493   $     631
  1996..................................................................        522         211
                                                                          ---------       -----
Total future minimum lease payments.....................................      1,015   $     842
                                                                                          -----
                                                                                          -----
Less amount representing interest.......................................        105
                                                                          ---------
Present value of capital lease obligations..............................        910
Less current portion....................................................        417
                                                                          ---------
Noncurrent portion of capital lease obligations.........................  $     493
                                                                          ---------
                                                                          ---------

    The Company leases its facility under a noncancelable lease agreement that expires in 1996 and provides for renewal options. Under this lease, Mylex is required to pay property taxes, insurance, and normal maintenance costs.

    Rent  expense was $768,000, $824,000, and  $743,000 in 1992, 1993, and 1994,
respectively.

                        MYLEX CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1992, 1993, AND 1994
             (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

(9) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company is party to an action that alleges breach of contract and other claims relating to a royalty agreement entered into by the Company. The amount of damages sought is unspecified. The Company has certain defenses and counterclaims and intends to defend this action vigorously.

    The former chief executive officer of the Company filed a complaint against the Company and its outside directors in October 1994, claiming breach of his employment agreement. The claim is for compensatory and consequential damages of at least $5 million. The Company believes it has meritorious defenses and will vigorously defend this lawsuit.

    The results of legal proceedings cannot be predicted with certainty; however, in the opinion of management, the Company does not have a potential liability in connection with these and any other proceedings that would have a material adverse effect on the Company.

(10) STOCKHOLDERS' EQUITY
    Mylex's 1983 and 1993 incentive and nonqualified stock option plans provide for the grant, by the Board of Directors, of stock options to employees, officers, consultants, and outside directors at an exercise price per share not less than the fair market value on the date of grant. Incentive stock options granted under the 1983 plan generally vest ratably over 3 years from date of grant and expire 10 years from date of grant. Nonqualified stock options begin vesting immediately and expire 5 years from date of grant. Options granted under the 1993 plan generally vest ratably over 4 years from the date of grant and expire 10 years from the date of grant.

                        MYLEX CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1992, 1993, AND 1994
             (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

(10) STOCKHOLDERS' EQUITY (CONTINUED)
    The 1983 and 1993 plans also provide for automatic grants to outside directors of options to purchase 50,000 common shares upon election to the Board of Directors. A summary of stock option transactions under the plans are as follows:

                                                                                       OUTSTANDING OPTIONS
                                                                     SHARES     ---------------------------------
                                                                   AVAILABLE       NUMBER
                                                                   FOR GRANT     OF SHARES      EXERCISE PRICE
                                                                  ------------  ------------  -------------------
Balances as of December 31, 1991................................        42,000     2,386,000       $1.125 -  5.06
  Increases in number of shares available for grant.............       750,000       --               --
  Granted.......................................................      (300,000)      300,000         4.25 -  4.75
  Exercised.....................................................       --           (163,000)       1.125 -  2.75
  Canceled......................................................       320,000      (320,000)       1.125 -  4.75
                                                                  ------------  ------------
Balances as of December 31, 1992................................       812,000     2,203,000         1.15 -  5.06
  Increases in number of shares available for grant.............       750,000       --               --
  Granted.......................................................    (1,168,000)    1,168,000         3.87 -  7.00
  Exercised.....................................................       --           (442,000)        1.15 -  4.63
  Canceled......................................................        29,000       (29,000)        2.75 -  4.63
  Shares expiring with 1983 plan................................      (404,000)      --               --
                                                                  ------------  ------------
Balances as of December 31, 1993................................        19,000     2,900,000         1.25 -  7.00
  Increases in number of shares available for grant.............       625,000       --               --
  Granted.......................................................      (566,000)      566,000         4.63 - 10.25
  Exercised.....................................................       --         (1,157,000)        1.25 -  4.13
  Canceled under 1983 plan......................................       --           (491,000)        1.50 -  5.75
  Canceled under 1993 plan......................................        41,000       (41,000)        3.88 - 10.25
                                                                  ------------  ------------
Balances as of December 31, 1994................................       119,000     1,777,000         1.56 - 10.25
  Increases in number of shares available for grant
   (unaudited)..................................................       700,000       --               --
  Granted (unaudited)...........................................      (424,000)      424,000        10.50 - 10.63
  Exercised (unaudited).........................................       --           (188,000)        1.56 -  5.75
  Canceled under 1983 plan (unaudited)..........................       --             (1,000)                4.13
  Canceled under 1993 plan (unaudited)..........................        51,000       (51,000)        5.00 - 10.25
                                                                  ------------  ------------
Balances as of June 30, 1995 (unaudited)........................       446,000     1,961,000         1.56 - 10.63
                                                                  ------------  ------------
                                                                  ------------  ------------
Exercisable as of December 31, 1994.............................                     553,000         1.56 -  5.06
                                                                                ------------
                                                                                ------------
Exercisable as of June 30, 1995 (unaudited).....................                     563,000         1.56 -  5.06
                                                                                ------------
                                                                                ------------

    As of December 31, 1994, the Company had warrants outstanding for the purchase of 7,500 shares at $1.125 per share.

(11) CONCENTRATION OF CREDIT RISK AND SALES TO MAJOR CUSTOMERS
    The Company sells its products primarily to original equipment manufacturers and distributors in the personal computer industry. The Company generally requires no collateral on trade receivables,

                        MYLEX CORPORATION AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                       DECEMBER 31, 1992, 1993, AND 1994
             (INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX-MONTH
               PERIODS ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

(11) CONCENTRATION OF CREDIT RISK AND SALES TO MAJOR CUSTOMERS (CONTINUED) although certain export sales are guaranteed by letters of credit. As described in Note 2, the Company's largest customer in 1992, Northgate, was an affiliate. Receivables from Northgate were fully reserved during 1993 due to the deterioration of Northgate's financial condition. The receivable from Northgate was written off during 1994 as a result of Northgate's filing for bankruptcy.

    Sales to major customers, as a percentage of net sales, and the amount receivable (in thousands) as of December 31, 1994, from such customers were as follows:

                                                                                                  GROSS AMOUNT RECEIVABLE
                                                                                                 --------------------------
                                                                                                 DECEMBER 31,
CUSTOMER                                    1992         1993         1994                           1994
---------------------------------------     -----        -----        -----       SIX-MONTHS     -------------
                                                                                     ENDED
                                                                                 JUNE 30, 1995                   JUNE 30,
                                                                                ---------------                    1995
                                                                                  (UNAUDITED)                   -----------
                                                                                                                (UNAUDITED)
A......................................      --              18%          22%            31%           1,426         5,831
B......................................      --           --              17%            15%           1,788           700
C......................................      --              10%          14%            10%           1,018         1,783
D......................................      --               3%           5%             1%           1,631         1,106
E......................................          1%          10%           4%         --                  95             7
Northgate..............................         38%          11%       --             --              --            --

    Export sales, principally to Europe, comprised 29%, 21%, and 16% of net sales in 1992, 1993, and 1994, respectively.

(12) SUBSEQUENT EVENTS (UNAUDITED)

CREDIT LINE AGREEMENT

    Effective May 15, 1995, the Company renegotiated its revolving line of credit, described at Note 6, with its bank. The renegotiated line of credit expires May 15, 1996, bears interest at the Bank's prime rate, is secured by all of the Company's assets and is subject to an overall borrowing limit of $8 million. Under the agreement, the Company must achieve certain financial results and maintain compliance with certain financial covenants. The Company was in compliance with these covenants as of June 30, 1995.

REGISTRATION OF COMMON STOCK

    In June, 1995 the Company filed a registration statement under the Securities Act of 1933 covering the 862,000 shares of common stock issued during 1993 and 1994 upon conversion of the convertible subordinated debentures described at Note 8.

                              DESCRIPTION APPENDIX

1. The table in page 19 illustrates the functions of RAID Levels 0,1,3 and 5 and summarizes the benefits offered by each level.

2. The diagram on page 22 depicts a Mylex RAID controller and illustrates the command flow typically associated with the reading of stored data.

3. The diagram on page 23 depicts a Mylex RAID controller and illustrates the command flow typically associated with the writing of data to storage.

4. The diagram on the gatefold depicts a Mylex RAID controller and explains how different levels of RAID function.

5. The inside front cover contains a picture of a Mylex DAC960PD RAID controller.

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                    ---------
Prospectus Summary................................          3
Risk Factors......................................          5
Use of Proceeds...................................          9
Price Range of Common Stock.......................          9
Dividend Policy...................................          9
Capitalization....................................         10
Selected Historical Financial Data................         11
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............         12
Business..........................................         18
Management........................................         32
Certain Relationships and Related Transactions....         34
Shares Eligible for Future Sale...................         35
Principal Shareholders............................         36
Underwriting......................................         37
Legal Matters.....................................         38
Experts...........................................         38
Additional Information............................         39
Available Information.............................         39
Information Incorporated by Reference.............         40
Index to Consolidated Financial Statements........        F-1

                                2,000,000 Shares

                                       x

                                  CORPORATION

                                  Common Stock

                                 --------------

                                   PROSPECTUS

                                 --------------

                            Needham & Company, Inc.

                                  ------------

                               September 20, 1995

---------------------------------------------
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